2017
PENGROWTH ENERGY CORPORATION
THIRD QUARTER RESULTS

PENGROWTH

SUMMARY OF FINANCIAL & OPERATING RESULTS

	Three months ended			Nine months ended
(monetary amounts in millions except per boe and per share amounts)	Sept 30, 2017	Sept 30, 2016	% Change (1)	Sept 30, 2017	Sept 30, 2016	% Change (1)
PRODUCTION
Average daily production (boe/d)	35,072	55,137	(36)	45,727	57,966	(21)
FINANCIAL
Funds flow from operations (2) (3) (4)	$(0.3)	$122.7	(100)	$55.9	$318.0	(82)
Funds flow from operations per share (2)	$—	$0.22	(100)	$0.10	$0.58	(83)
Oil and gas sales	$91.5	$145.6	(37)	$405.2	$397.0	2
Oil and gas sales per boe	$28.36	$28.70	(1)	$32.46	$25.00	30
Realized commodity risk management gains (losses)	$3.7	$104.4	(96)	$(13.2)	$308.5	(104)
Realized commodity risk management gains (losses) per boe	$1.15	$20.58	(94)	$(1.06)	$19.42	(105)
Operating expenses	$46.9	$68.6	(32)	$170.5	$205.4	(17)
Operating expenses per boe	$14.54	$13.52	8	$13.66	$12.93	6
Royalty expenses	$6.1	$10.0	(39)	$37.8	$25.9	46
Royalty expenses per boe	$1.89	$1.97	(4)	$3.03	$1.63	86
Royalty expenses as a percent of sales	6.7%	6.9%		9.3%	6.5%
Operating netback before realized commodity risk management per boe (2)	$10.19	$11.55	(12)	$14.03	$8.83	59
Cash G&A expenses (2)	$11.2	$14.8	(24)	$44.0	$52.6	(16)
Cash G&A expenses per boe (2)	$3.47	$2.92	19	$3.52	$3.31	6
Capital expenditures	$33.6	$15.3	120	$89.7	$36.0	149
Net cash proceeds from dispositions	$449.8	$0.9		$791.8	$48.3
Number of shares outstanding at period end (000's)	552,246	547,707	1	552,246	547,707	1
Weighted average number of shares outstanding (000's)	552,246	547,570	1	550,839	546,182	1
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (2)	$(148.3)	$18.6		$(528.4)	$2.7
Net income (loss)	$(144.7)	$(52.9)	174	$(473.4)	$(201.3)	135
Net income (loss) per share	$(0.26)	$(0.10)	160	$(0.86)	$(0.37)	132
DEBT
Senior debt				$956.0	$1,526.6	(37)
Convertible debentures				$—	$126.7	(100)
Total debt before working capital (5)				$956.0	$1,653.3	(42)

(1)	Percentage changes in excess of 500 are excluded.

(2)	See definition under sections "Additional GAAP Measures", "Non-GAAP Financial Measures" and "Operational Measures".

(3)	Funds flow from operations for the nine months ended September 30, 2017 includes a $12.7 million loss related to the early settlement of commodity risk management contracts.

(4)
Funds flow from operations for the nine months ended September 30, 2017 excludes a $2.8 million loss from the settlement of foreign exchange swap contracts related to the prepayment of term notes as this was considered a financing activity.

(5)	Includes credit facilities, current and long term portions of term notes and convertible debentures, as applicable. Excludes letters of credit and finance leases.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.
Note regarding oil production: references to light oil contained within this report include light and medium oil, and heavy oil refers to heavy oil and bitumen.

PENGROWTH Third Quarter 2017 Summary of Financial & Operating Results	1

MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Consolidated Financial Statements for the three and nine months ended September 30, 2017 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to November 9, 2017.
Pengrowth’s third quarter and year to date 2017 results are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from divested properties are included in Pengrowth’s results up to the month-end nearest the date of closing for each disposition.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, Asset Retirement Obligations ("ARO"), remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, cash General and Administrative Expenses ("G&A"), Lindbergh expansion plans, production capacity, anticipated low costs and sustaining capital and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	2

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation and the impact of carbon taxes. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the unaudited Consolidated Financial Statements and revenues and expenses during the reporting period. Actual results could differ from those estimated. For more information about Pengrowth's critical accounting estimates and accounting policies refer to the December 31, 2016 annual report.
For a description of Pengrowth's accounting policies regarding impairments, see Note 2 to the December 31, 2016 audited Consolidated Financial Statements and Note 2 to the September 30, 2017 unaudited Consolidated Financial Statements.
Pengrowth’s ARO risk free discount rate was 2.3 percent at September 30, 2017, unchanged from December 31, 2016. Pengrowth uses the 30 year Canadian Government long term bond rate to estimate its ARO discount rate. There were no other changes to Pengrowth's critical accounting estimates in the nine months ended September 30, 2017.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations or funds consumed in operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations as reported as a subtotal in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures, but after interest and financing charges are deducted. Pengrowth considers this to be a key performance measure as it represents its ability to generate sufficient cash flow to fund capital investments and repay debt.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	3

Funds flow from operations per share is calculated as funds flow from operations divided by weighted average number of shares outstanding for the period.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
Operating netbacks do not have standardized meanings prescribed by GAAP. Pengrowth’s operating netbacks have been calculated by taking oil and gas sales, royalties, operating and transportation expenses as well as realized commodity risk management balances, as applicable, directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure and covenant compliance using non-GAAP financial metrics some of which are discussed in the Financial Resources and Liquidity section of this MD&A. These metrics are:

–	trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion ("EBITDA"), other items and EBITDA related to material divestments ("Adjusted EBITDA");

–	trailing twelve months interest expense excluding interest expense related to debt repaid with proceeds from divestments ("Adjusted Interest Expense");

–	Adjusted EBITDA to Adjusted Interest Expense ratio (the "Interest Coverage" ratio);

–	Senior and Total debt before working capital to the trailing twelve months Adjusted EBITDA; and

–	Senior and Total debt before working capital as a percentage of total book capitalization ("Debt to Book Capitalization").
For the purposes of certain covenant calculations only, letters of credit and finance leases are incorporated in senior and total debt before working capital for covenant purposes. Total book capitalization is the sum of senior debt before working capital for covenant purposes and shareholders' equity.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after-tax effect of non-cash changes in fair value of commodity and power risk management contracts as well as unrealized foreign exchange gains and losses that may significantly impact net income (loss) from period to period.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations. Cash and non-cash G&A expenses per boe are calculated by dividing cash and non-cash G&A expenses by production for the period.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.
Steam Oil Ratio ("SOR") measures the rate of steam required to produce a barrel of bitumen. This can be expressed either as an average or at a point in time.
These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	4

2017 GUIDANCE
The following table provides a summary of full year 2017 Guidance and actual results for the nine months ended September 30, 2017:

	Actual Year to date Sept 30, 2017	Full year 2017 Guidance (1) (2)
Production (boe/d)	45,727	39,500 - 41,500 (3)
Capital expenditures ($ millions)	89.7	125
Funds flow from operations ($ millions)	55.9	65 (4)
Royalty expenses (% of sales) (5)	9.3	9.0
Operating expenses ($/boe)	13.66	13.00 - 13.50
Cash G&A expenses ($/boe)	3.52	3.50 - 4.00

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	Based on WTI price of U.S.$50/bbl, AECO natural gas price of Cdn$2.25/Mcf and an exchange rate of Cdn$1 = U.S.$0.77.

(3)	Revised from previous 2017 Guidance of 41,500 - 43,500 boe/d.

(4)	Revised from previous 2017 Guidance of $90 million.

(5)	Royalty expenses as a percentage of sales exclude commodity risk management activities.
The financial and operating results from divested properties are included in Pengrowth’s results up to the month-end nearest the date of closing of each disposition. Year to date September 30, 2017 results include financial and operating results from Judy Creek up to May 31, 2017 and Olds/Garrington results up to July 31, 2017.
On November 9, 2017, Pengrowth revised its full year and fourth quarter 2017 Guidance to reflect the impact from the following dispositions:

•	Quirk Creek sour gas assets, expected to close in the fourth quarter of 2017,

•	remaining Swan Hills area assets, which closed on November 3, 2017,

•	non-core legacy assets in Alberta, which closed on October 23, 2017,

•	Olds/Garrington area assets, which closed on August 11, 2017, and

•	Judy Creek assets, which closed on July 6, 2017.
Pengrowth anticipates its fourth quarter 2017 average production to be 24,500 boe/d, with December production averaging 20,000 boe/d, after the above dispositions are completed.
Year to date September 30, 2017 capital expenditures amounted to $89.7 million. Full year capital expenditures are expected to focus on Lindbergh and Groundbirch and are expected to be within 2017 Guidance.
Pengrowth anticipates full year 2017 royalty expenses as a percentage of sales as well as operating and cash G&A expenses per boe to be within 2017 Guidance.
In addition to updating its 2017 Guidance, Pengrowth is also providing an outlook for its preliminary production and capital expenditure estimates for 2018. The Company anticipates a 2018 capital program of $50 to $60 million which is expected to support an annual production rate between 22,500 to 24,500 boe/d representing a production growth rate of approximately 18 percent (based on mid-point of Guidance) from December 2017 anticipated production of 20,000 boe/d. Pengrowth anticipates providing full year 2018 Guidance in January of 2018.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	5

FINANCIAL HIGHLIGHTS

	Three months ended		Nine months ended
($ millions except per boe amounts)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Total debt before working capital (1)	956.0	1,653.3	956.0	1,653.3
Production (boe/d)	35,072	55,137	45,727	57,966
Capital expenditures	33.6	15.3	89.7	36.0
Funds flow from operations (2) (3)	(0.3)	122.7	55.9	318.0
Operating netback before realized commodity risk management ($/boe)	10.19	11.55	14.03	8.83
Adjusted net income (loss) (4)	(148.3)	18.6	(528.4)	2.7
Net income (loss) (4)	(144.7)	(52.9)	(473.4)	(201.3)

(1)	Includes credit facilities, current and long term portions of term notes and convertible debentures, as applicable. Excludes letters of credit and finance leases.

(2)	Funds flow from operations for the nine months ended September 30, 2017 includes a $12.7 million loss related to the early settlement of commodity risk management contracts.

(3)
Funds flow from operations for the nine months ended September 30, 2017 excludes a $2.8 million loss from the settlement of foreign exchange swap contracts related to the prepayment of term notes as this was considered a financing activity.

(4)
Three and nine months ended September 30, 2017 include impairment charges of $127.1 million ($93 million after-tax) and $504.4 million ($368 million after-tax), respectively, relating to 2017 property dispositions.

YTD 2017 Highlights:

•
On January 6, 2017, the sale of a 4.0 percent gross overriding royalty ("GORR") interest on the Lindbergh property and certain seismic assets for proceeds of $250 million closed. A pre-tax gain on disposition of $144.7 million, net of transaction costs, was recorded in the first quarter of 2017.

•
On April 11, 2017, the sale of non-producing Montney lands at Bernadet in north east British Columbia for cash consideration of $92 million closed. A pre-tax loss on disposition of $33.4 million was recorded in the first quarter of 2017.

•
On July 6, 2017, the sale of Judy Creek assets for total consideration of $185 million, before customary adjustments closed. A $71.0 million pre-tax PP&E impairment was recorded in the first quarter of 2017 related to this transaction.

•
On August 11, 2017, the sale of Olds/Garrington assets for cash consideration of $300 million, before customary adjustments closed. A $306.3 million pre-tax PP&E impairment was recorded in the second quarter of 2017 related to this transaction.

•
On September 6, 2017, Pengrowth entered into an agreement to sell its remaining Swan Hills assets in north central Alberta for total consideration of $150 million, subject to customary adjustments. This transaction closed on November 3, 2017. A pre-tax loss on disposition of $169.0 million was recorded year to date 2017 related to this transaction.

•
Total debt before working capital was reduced by Cdn$731.3 million during the first nine months of 2017 primarily through the prepayment of the U.S.$400 million 6.35 percent term notes originally due July 26, 2017 and the repayment of Cdn$126.6 million of convertible debentures at maturity.

•
Subsequent to September 30, 2017, Pengrowth closed the sale of the vast majority of its remaining non-core legacy assets in Alberta for nominal cash consideration and the assumption of abandonment and reclamation liabilities by the purchaser. A $56.1 million pre-tax PP&E impairment was recorded at September 30, 2017 related to this transaction.

•
Subsequent to September 30, 2017, Pengrowth prepaid all of the outstanding U.S.$265 million 6.98 percent term notes and Cdn$15 million 6.61 percent term notes, both originally due on August 21, 2018. Pengrowth also prepaid an additional Cdn$78.3 million of principal on its remaining outstanding term notes and formalized an agreement with its bank syndicate and noteholders removing and relaxing certain financial covenants. The covenant relief provides Pengrowth with financial flexibility and opportunity to restructure its remaining debt and develop a financing strategy for the ongoing development of its Lindbergh and Groundbirch assets.

•	Funds flow from operations was $55.9 million year to date September 30, 2017, net of restructuring related severance costs of $9.2 million.

•
Additional expense reductions were accomplished with year to date September 30, 2017 operating expenses and cash G&A decreasing $34.9 million and $8.6 million, respectively, compared to the same periods in 2016.

•	10 producer, 10 injector, 2 infill and 2 observation wells were drilled at the Lindbergh thermal project year to date September 30, 2017.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	6

Funds Flow from Operations

($ millions)		Q3/16 vs. Q3/17	% Change	YTD 2016 vs. 2017		% Change
Funds flow from operations for comparative period	Q3/16	122.7		YTD 2016	318.0
Increase (decrease) due to:
Volumes		(54.6)	(45)		(90.4)	(29)
Prices including differentials		0.9	1		99.6	31
Realized commodity risk management		(100.7)	(82)		(321.7)	(101)
Other income including sulphur		(0.4)	—		(1.0)	—
Royalties		3.9	3		(11.9)	(4)
Expenses:
Operating		21.7	18		34.9	11
Cash G&A		3.6	3		8.6	3
Interest & financing		11.6	9		20.9	7
Restructuring costs - severance		(9.2)	(7)		(9.2)	(3)
Other - including transportation		0.2	—		8.1	3
Net change		(123.0)	(100)		(262.1)	(82)
Funds flow from operations (1) (2)	Q3/17	(0.3)		YTD 2017	55.9

(1)	Funds flow from operations for the nine months ended September 30, 2017 includes a $12.7 million loss related to the early settlement of commodity risk management contracts.

(2)
Funds flow from operations for the nine months ended September 30, 2017 excludes a $2.8 million loss from the settlement of foreign exchange swap contracts related to the prepayment of term notes as this was considered a financing activity.

Pengrowth's third quarter of 2017 funds flow from operations decreased 100 percent compared to the same period last year primarily driven by lower realized commodity risk management gains, lower production volumes and restructuring costs partly offset by decreased operating expenses and interest and financing charges. Year to date 2017 funds flow from operations decreased 82 percent compared to the same period last year primarily driven by lower realized commodity risk management gains and lower production volumes partly offset by higher commodity prices combined with decreased operating expenses and interest and financing charges. Third quarter of 2017 restructuring costs of $9.2 million related to severance costs also impacted year to date 2017 funds flow from operations.
Pengrowth realized a commodity risk management gain of $3.7 million in the third quarter of 2017 compared to a gain of $104.4 million in the third quarter of 2016, with the $100.7 million decrease being mainly due to the absence of crude oil volumes under risk management and lower natural gas commodity risk management volumes compared to the same period last year. Year to date 2017 Pengrowth realized a commodity risk management loss of $13.2 million compared to a gain of $308.5 million in the same period last year, with the $321.7 million decrease due to lower contracted crude oil and natural gas commodity risk management volumes compared to 2016.
Net Income (Loss)
Pengrowth recorded a net loss of $144.7 million in the third quarter of 2017 compared to a net loss of $52.9 million in the same period last year primarily due to an impairment charge of $127.1 million (approximately $93 million after-tax) in the third quarter of 2017 resulting from the non-core legacy Alberta assets disposition and subsequent impairment of the remaining assets in the Western Canada Unconventional ("WCU"), Northern and Southern Cash Generating Units ("CGU"), coupled with lower funds flow from operations. These were partly offset by lower unrealized commodity risk management losses recorded in the third quarter of 2017 and lower DD&A expenses.
Year to date 2017 net loss was $272.1 million higher compared to 2016 due to impairment charges of $504.4 million (approximately $368 million after-tax) coupled with lower funds flow from operations, partly offset by the absence of unrealized commodity risk management losses recorded in 2016 and lower DD&A expenses.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	7

Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses.
The following table provides a reconciliation of net income (loss) to adjusted net income (loss):

	Three months ended		Nine months ended
($ millions)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Net income (loss)	(144.7)	(52.9)	(473.4)	(201.3)
Exclude non-cash items from net income (loss):
Change in fair value of commodity and power risk management contracts	(8.7)	(84.8)	47.5	(318.4)
Unrealized foreign exchange gain (loss) (1)	10.0	(9.7)	20.4	28.2
Tax effect on non-cash items above	2.3	23.0	(12.9)	86.2
Total excluded	3.6	(71.5)	55.0	(204.0)
Adjusted net income (loss)	(148.3)	18.6	(528.4)	2.7

(1)	Relates to the foreign denominated debt net of associated foreign exchange risk management contracts.

The following table represents a continuity of adjusted net income (loss):

($ millions)		Q3/16 vs. Q3/17	YTD 2016 vs. 2017
Adjusted net income (loss) for comparative period	Q3/16	18.6	YTD 2016	2.7
Funds flow from operations increase (decrease)		(123.0)		(262.1)
DD&A and accretion expense (increase) decrease		48.9		100.3
Impairment charges (increase) decrease		(127.1)		(504.4)
Realized foreign exchange gain (loss) on settled FX swaps		—		(2.8)
Loss on property dispositions (increase) decrease		(19.2)		(26.5)
Restructuring costs - onerous office lease contracts		(8.0)		(8.0)
Other		(1.2)		(9.4)
Estimated tax on above		62.7		181.8
Net change		(166.9)		(531.1)
Adjusted net income (loss)	Q3/17	(148.3)	YTD 2017	(528.4)
Pengrowth posted an adjusted net loss of $148.3 million in the third quarter of 2017 compared to adjusted net income of $18.6 million in the third quarter of 2016. The $166.9 million decrease in adjusted net income was primarily due to the PP&E impairment charge from asset dispositions and subsequent impairment of the remaining assets in the WCU, Northern and Southern CGUs, lower funds flow from operations, higher loss on property dispositions and restructuring costs pertaining to an onerous office lease contract that was recorded in the third quarter of 2017. This was partly offset by lower DD&A expenses resulting from property divestments.
Pengrowth posted a year to date 2017 adjusted net loss of $528.4 million compared to adjusted net income of $2.7 million in the same period last year primarily driven by year to date PP&E impairment charges related to asset dispositions, lower funds flow from operations, higher loss on property dispositions and restructuring costs pertaining to an onerous office lease contract partly offset by lower DD&A expenses.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	8

Sensitivity of Funds Flow from Operations to Commodity Prices
The following table illustrates the sensitivity of funds flow from operations to increases in commodity prices after taking into account Pengrowth’s commodity risk management contracts and outlook on oil differentials. See Note 12 to the September 30, 2017 unaudited Consolidated Financial Statements for more information on Pengrowth's risk management contracts. The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2)	U.S.$/bbl	$51.96	$1.00
Light oil				0.4
Heavy oil				7.3
Oil risk management (3)				(4.2)
NGLs				0.1
Net impact of U.S.$1/bbl increase in WTI				3.6
Oil differentials
Light oil	U.S.$/bbl	$2.37	$1.00	(0.4)
Heavy oil	U.S.$/bbl	$13.45	$1.00	(7.3)
Physical oil differential risk management (4)				7.9
Net impact of U.S.$1/bbl increase in differentials				0.2
AECO Natural Gas (2)	Cdn$/Mcf	$1.97	$0.10
Natural gas				0.9
Natural gas risk management (3)				(0.2)
Net impact of Cdn$0.10/Mcf increase in AECO				0.7

(1)
Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. The exchange rate of Cdn$1 = U.S.$0.79 was used for the 12 month period.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at October 20, 2017 and does not include the impact of commodity risk management contracts.

(3)	Includes commodity risk management contracts as at October 20, 2017.

(4)	Commitments to deliver physical oil at a fixed differential to WTI.
FINANCIAL RESOURCES AND LIQUIDITY
Debt Restructuring
On October 12, 2017, Pengrowth announced a formal debt restructuring plan with lenders in its syndicated credit facility and the holders of its remaining term notes (collectively referred to as the "Lenders"). Highlights are:

•
The immediate prepayment of all of the term notes due August 21, 2018 (U.S.$265 million and Cdn$15 million) and an additional prepayment of Cdn$78.3 million of principal on the remaining outstanding term notes.

•	Amendments to the existing financial covenants effective for the quarter ending September 30, 2017 through to and including the quarter ending September 30, 2019. During the waiver period:

▪	The Senior and Total Debt to Adjusted EBITDA ratio covenants and the Debt to Book Capitalization ratio covenant do not apply.

▪	The trailing 12 month Adjusted EBITDA to Adjusted Interest Expense minimum ratio covenant is revised as follows:

Year	Q1	Q2	Q3	Q4
2017	n/a	n/a	4.0 times	0.77 times
2018	0.75 times	0.68 times	1.03 times	1.01 times
2019	1.13 times	1.19 times	1.23 times	4.0 times

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	9

•	The Lenders were granted security over Pengrowth’s assets, similar to other oil and gas borrowing base loans.

•
The remaining outstanding term notes maturing in 2019 through 2024 are subject to a 2.0 percentage point increase in interest rates (which increases to 3.0 percentage points on January 1, 2020). A one-time amendment fee of 0.5 percent on outstanding term notes was also paid to the holders of term notes due after 2018.

•
The aggregate credit limit under the credit facility was reduced to $400 million with a further reduction to $330 million following the closing of the Swan Hills asset sale. The $50 million demand credit facility was eliminated.

•
Costs totaling $44.4 million were incurred up to the time of release of the third quarter 2017 financial results in connection with the debt restructuring, including the amendment fee, make whole payments on the principal prepayments, and professional fees. These costs together with the remaining unamortized issue costs of $1.5 million will be expensed in the fourth quarter of 2017.

Capital Resources
Debt Maturities
Pengrowth’s credit facility had a $nil balance at September 30, 2017 (December 31, 2016 - $nil) and $67.3 million of outstanding letters of credit, inclusive of the now eliminated demand facility's letters of credit (December 31, 2016 - $51.3 million).
Subsequent to September 30, 2017, as noted above, the credit facility was reduced from $1.0 billion to $400 million after the debt restructuring completed on October 12, 2017. The demand credit facility was eliminated. The credit facility expires on March 31, 2019. The term notes that would have matured on August 21, 2018 were prepaid. A further Cdn$78.3 million was prepaid on a proportional basis across the other term notes, at which point the credit facility was drawn by $175.0 million, and outstanding letters of credit totaled $67.3 million.
After completion of the remaining Swan Hills asset divestment on November 3, 2017, the credit facility was further reduced to $330 million. The Company had approximately $68 million drawn on the credit facility and had given notice to proportionally prepay a further Cdn$36.9 million of term notes using the available undrawn portion of the bank facility. There are no term note maturities until October 2019.
Financial Covenants
Upon completion of the debt restructuring, the only applicable covenant during the 2 year waiver period is the trailing 12 month Adjusted EBITDA to Adjusted Interest Expense ratio (the "Interest Coverage" ratio). The Interest Coverage ratio changes each quarter until the fourth quarter of 2019 after which it remains at 4.0 times, as noted above. Also after the waiver period, the Senior and Total Debt to Adjusted EBITDA ratio covenants of 3.5 times and 4.0 times, respectively, and the Debt to Book Capitalization ratio covenant of 55 percent will be applicable again.
The calculation of the Interest Coverage ratio is based on specific definitions within the agreements and contains adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. Trailing 12 month EBITDA can be adjusted for certain one-time cash items, estimated EBITDA from divested or acquired properties and non-cash items. Trailing 12 month interest expense can be adjusted for the interest expense related to debt repaid with asset divestment proceeds.
Pengrowth's Interest Coverage ratio was 5.2 times at September 30, 2017, which was above the third quarter of 2017 covenant of 4.0 times.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	10

Covenant Calculation

Twelve month trailing actual covenant (1):
Interest Coverage ratio at September 30, 2017	5.2
Minimum Interest Coverage compliance ratio required at September 30, 2017	4.0

Twelve month trailing Adjusted Interest Expense ($ millions):	Sept 30, 2017
Interest and financing charges	84.6
Less fees and interest on debt repaid with asset divestment proceeds (1)	(44.7)
Adjusted Interest Expense	39.9

Twelve month trailing Adjusted EBITDA ($ millions):
Net income (loss)	(565.8)
Add (deduct):
Interest and financing charges	84.6
Deferred income tax expense (recovery)	(176.1)
Depletion, depreciation, amortization and accretion	264.7
Impairment	504.4
(Gain) loss on disposition of properties	53.6
Other items (2)	133.5
EBITDA related to material dispositions (2)	(91.8)
Adjusted EBITDA	207.1

(1)
Calculation of the financial covenant is based on specific definitions within the agreements and contains adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements.

(2)
Includes the impact of changes in fair value of commodity risk management contracts, unrealized foreign exchange on long term debt, and other adjustments pursuant to the actual covenant calculations, including certain allocated G&A expenses.

Total Debt Before Working Capital Continuity

(Cdn$ millions)	December 31, 2016 vs. September 30, 2017
Total debt before working capital at December 31, 2016 (1)	1,687.3
Increase (decrease) due to:
Foreign exchange impact of the stronger Canadian dollar on U.S. denominated debt	(70.4)
Foreign exchange impact of the weaker Canadian dollar on U.K. denominated debt	0.2
Term notes repayment	(535.1)
Convertible debenture repayment	(126.6)
Issue cost amortization	0.6
Total increase (decrease)	(731.3)
Total debt before working capital at September 30, 2017 (1)	956.0

(1)	Includes credit facilities, current and long term portions of term notes and convertible debentures, as applicable.
As of September 30, 2017, Pengrowth's foreign denominated term notes comprised 96 percent of the total debt before working capital. Each term note is governed by a Note Purchase Agreement. See Note 5 to the September 30, 2017 unaudited Consolidated Financial Statements for additional information.
At September 30, 2017, total debt before working capital decreased by Cdn$731.3 million compared to December 31, 2016, as per the table above. The prepayment of U.S.$400 million of term notes and repayment of convertible debentures at maturity were the primary drivers for the decrease.
Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	11

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.
CAPITAL EXPENDITURES

	Three months ended		Nine months ended
($ millions)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Drilling, completions and facilities
Lindbergh (1)	24.3	4.3	67.4	9.1
Groundbirch and conventional assets	5.1	1.2	6.6	2.7
Total drilling, completions and facilities	29.4	5.5	74.0	11.8
Land & seismic acquisitions (2)	—	(0.5)	0.2	(1.1)
Maintenance capital	3.9	9.9	14.9	24.5
Development capital	33.3	14.9	89.1	35.2
Other capital	0.3	0.4	0.6	0.8
Capital expenditures	33.6	15.3	89.7	36.0

(1)	Excludes capitalized interest, see Interest and Financing Charges section of the MD&A.

(2)	Seismic acquisitions are net of seismic sales revenue.
The details of Pengrowth's Lindbergh and Groundbirch properties are included in the AIF of the Corporation dated February 28, 2017 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth's third quarter 2017 capital expenditures of $33.6 million were primarily focused on its Lindbergh thermal project. Inclusive of maintenance capital, Lindbergh capital expenditures in the quarter were $26.9 million and focused primarily on Phase 1 optimization and maintenance activities. During the quarter, the Company drilled 9 wells at Lindbergh (4 producer and 5 injector wells) in addition to related facility, infrastructure and engineering work. In addition to Phase 1 expenditures, engineering and design costs were incurred in respect of Phase 2.
Pengrowth commenced a drilling and optimization program at Groundbirch which includes the drilling of 4 wells, added sales compression, and a new sales pipeline to the Trans Canada Pipeline meter station. The first well in the program was drilled in the third quarter of 2017. Pengrowth anticipates that the drilling and optimization activities will be completed by the second quarter of 2018 with gas sales increasing to approximately 30 MMcf/d from the current production of 9 MMcf/d. Capital expenditures in the third quarter of 2017 relating to Groundbirch drilling and infrastructure optimization activities totaled $4.5 million. The remaining $2.2 million of spending focused primarily on partner operated activity and the safety, maintenance and integrity of existing conventional assets.
Year to date capital expenditures were $89.7 million, with $71.1 million spent at Lindbergh inclusive of maintenance capital, $4.9 million spent at Groundbirch, and the remainder spent at Pengrowth's conventional properties.
PRODUCTION

	Three months ended				Nine months ended
Daily production	Sept 30, 2017	% of total	Sept 30, 2016	% of total	Sept 30, 2017	% of total	Sept 30, 2016	% of total
Light oil (bbl/d)	5,472	16	11,221	20	8,482	19	12,118	21
Heavy oil (bbl/d)	12,086	34	15,190	28	13,526	30	15,711	27
Natural gas liquids (bbl/d)	3,517	10	7,139	13	5,732	12	7,691	13
Natural gas (Mcf/d)	83,979	40	129,520	39	107,919	39	134,672	39
Total boe/d	35,072		55,137		45,727		57,966
Third quarter and year to date 2017 average daily production decreased 36 percent and 21 percent, respectively, compared to the same periods in 2016 mainly due to property divestments combined with natural declines and maintenance related downtime.
Third quarter and year to date 2017 light oil production decreased 51 percent and 30 percent, respectively, relative to the same periods last year primarily due to the Olds/Garrington and Judy Creek dispositions.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	12

Heavy oil production decreased 20 percent in the third quarter of 2017 compared to the same period in 2016 due to a 9 day scheduled maintenance turnaround at Lindbergh in September 2017 combined with declines and pump replacement related downtime. Year to date 2017 heavy oil production decreased 14 percent impacted by the downtime and decline at Lindbergh as well as absence of production from an unrelated property disposition in 2016.
Third quarter and year to date 2017 natural gas liquids production decreased 51 percent and 25 percent, respectively, compared to the same periods in 2016 primarily due to the Olds/Garrington and Judy Creek dispositions.
Natural gas production decreased 35 percent and 20 percent in the third quarter and year to date 2017, respectively, compared to the same periods last year mainly due to the Olds/Garrington disposition combined with natural declines and maintenance related downtime.
COMMODITY PRICES
Oil and Liquids Prices Excluding Realized Commodity Risk Management from Financial Contracts

	Three months ended		Nine months ended
(U.S.$/bbl)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Average exchange rate (Cdn$1 = U.S.$)	0.80	0.77	0.77	0.76
Average Benchmark Prices
WTI oil	48.19	44.94	49.43	41.37
WCS differential to WTI	(9.94)	(13.49)	(11.86)	(13.68)
WCS heavy oil	38.25	31.45	37.57	27.69

	Three months ended		Nine months ended
(Cdn$/bbl)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Average Benchmark Prices
WTI oil	60.38	58.65	64.62	54.48
Edmonton par light oil	56.77	54.80	60.85	50.18
WCS heavy oil	47.92	41.04	49.08	36.37
Differentials to WTI
Edmonton par	(3.61)	(3.85)	(3.77)	(4.30)
WCS heavy oil	(12.46)	(17.61)	(15.54)	(18.11)
Average Sales Prices
Light oil	53.24	52.50	59.38	47.50
Heavy oil (1)	31.57	34.13	34.34	27.69
Natural gas liquids	33.07	21.62	32.85	19.74

(1)	Third quarter and year to date 2017 heavy oil average sale prices were lowered by approximately Cdn$9.74/bbl and Cdn$6.03/bbl, respectively, due to the impact of physical delivery contracts.
Third quarter of 2017 saw continued improvement in the energy markets with U.S. dollar WTI crude oil prices rising from the third quarter of 2016. WTI averaged U.S.$48.19/bbl during the third quarter of 2017, up 7 percent from the same period last year. Improvement in supply/demand fundamentals led to stronger prices in the third quarter of 2017 compared to the same period last year. Year to date 2017 average U.S. dollar WTI price was 19 percent higher than in the same period in 2016.
For Canadian producers, exchange rates, location and quality differentials as well as transportation bottlenecks are all factors that influence the Canadian crude oil prices received. Movements in the Canadian dollar versus the U.S. dollar influence the relative Canadian equivalent prices that Canadian companies realize. Quality differentials and transportation bottlenecks result in light oil and heavy oil differentials relative to the U.S. based WTI benchmark, leading to Canadian producers receiving discounted prices for their product. After taking into consideration the changes in foreign exchange between the Canadian and US dollars, the Canadian equivalent pricing for light oil moved in line with the price differentials and the underlying benchmark.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	13

Pengrowth’s third quarter of 2017 average light oil sales price increased 1 percent compared to the same period in 2016, while year to date 2017 light oil sales price increased by 25 percent, consistent with improvements in benchmark prices, offset by the strengthening of the Canadian dollar.
Pengrowth uses physical delivery contracts to ensure access to markets, protect against pipeline apportionment, limit credit risk and exposure to widening heavy oil differentials. These contracts are summarized below in the Commodity Risk Management section. During the third quarter of 2017, the WCS to WTI differential narrowed to approximately U.S.$9.94/bbl as a result of continued supply disruptions in Western Canada. Since Pengrowth's physical delivery fixed price differential contracts averaged approximately U.S.$15.60/bbl, this resulted in a lower realized heavy oil sales price by approximately Cdn$9.74/bbl. As a result, the third quarter of 2017 heavy oil average sales price of Cdn$31.57/bbl decreased slightly from the same period in 2016, despite a 17 percent improvement in the WCS benchmark.
Year to date 2017 light and heavy oil average sales prices increased 25 percent and 24 percent, respectively, consistent with the gains in benchmark prices. Stronger benchmark prices coupled with the narrowing of the light oil differential were the primary drivers behind the higher light oil average sales prices. The year to date heavy oil average sales price increase was driven by a 35 percent increase in WCS partly offset by the physical delivery differential loss of approximately Cdn$6.03/bbl.
Sales of natural gas liquids (NGLs) primarily comprise propane, butane, pentane and condensate. Price realizations for NGLs in the third quarter of 2017 increased by 53 percent compared to the same period last year. The main drivers behind the higher average sales price for NGLs in the third quarter of 2017 compared to the third quarter of 2016 were the improvement in benchmarks and higher condensate sales. Year to date 2017 realized NGL prices also reflected the changes in the benchmark prices, with 2017 year to date realized prices being 66 percent higher compared to the same period in 2016.
Natural Gas Prices Excluding Realized Commodity Risk Management from Financial Contracts

	Three months ended		Nine months ended
(Cdn$)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Average Benchmark Prices
NYMEX gas (per MMBtu)	3.70	3.64	4.00	3.09
AECO monthly gas (per MMBtu)	2.04	2.20	2.58	1.85
Differential to NYMEX
AECO differential (per MMBtu)	(1.66)	(1.44)	(1.42)	(1.24)
Average Sales Price
Natural gas (per Mcf) (1)	2.33	2.37	2.93	2.01

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
The U.S. based NYMEX natural gas price continued to improve during the third quarter and year to date 2017 compared to 2016, as improved supply/demand fundamentals in the U.S. contributed to the price increase. Third quarter and year to date 2017 average NYMEX gas price increased 2 percent and 29 percent to Cdn$3.70/MMBtu and Cdn$4.00/MMBtu, respectively, compared to the same periods in 2016.
Western Canadian natural gas prices decreased in the third quarter of 2017 with the AECO monthly gas price averaging Cdn$2.04/MMBtu, a decrease of 7 percent compared to the same period last year. The differential between NYMEX and AECO widened, contributing to the lower prices. On a year to date basis, 2017 AECO price increased by 39 percent compared to the same period in 2016 largely following the NYMEX increase.
The price realized by the Company for natural gas production from Western Canada is primarily determined by the AECO benchmark and based on Canadian fundamentals. Pengrowth also sells its natural gas at several other sales points in addition to AECO monthly, which can result in a significant variance between Pengrowth's realized natural gas prices and the benchmark prices in any given period.
Pengrowth’s third quarter 2017 average sales price for natural gas, before the impacts of commodity risk management activities, decreased 2 percent from the same period last year, consistent with the decrease in AECO benchmark pricing, offset by the impact of selling at several sales points as mentioned above. Year to date 2017 average sales price for natural gas, before the impacts of commodity risk management activities, increased 46 percent from the same

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	14

period last year, consistent with the improvement in AECO benchmark pricing, coupled with the impact of selling at other sales points in addition to AECO monthly, as mentioned above.
Total Average Sales Prices

	Three months ended		Nine months ended
($/boe)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Average sales price	28.08	28.45	32.20	24.73
Other production income including sulphur	0.28	0.25	0.26	0.27
Total oil and gas sales price	28.36	28.70	32.46	25.00
Realized commodity risk management gain (loss)	1.15	20.58	(1.06)	19.42
Total oil and gas sales price including realized commodity risk management	29.51	49.28	31.40	44.42
Pengrowth’s third quarter of 2017 average realized sales price, before the effects of commodity risk management activities, of $28.08/boe remained relatively unchanged compared to the third quarter of 2016. Year to date 2017 average realized sales price, before the effects of commodity risk management activities, of $32.20/boe increased 30 percent compared to the same period last year, reflecting the increase in prices for all commodities.
A realized commodity risk management gain of $1.15/boe was recorded in the third quarter of 2017, compared to a gain of $20.58/boe in the third quarter of 2016. The significant decrease was primarily due to the absence of crude oil and lower contracted natural gas commodity risk management volumes in the third quarter of 2017. On a year to date basis, Pengrowth incurred a realized commodity risk management loss of $1.06/boe in 2017, compared to a gain of $19.42/boe in the same period last year primarily due to lower contracted crude oil and natural gas commodity risk management volumes in 2017.
Realized Commodity Risk Management Gains (Losses) from Financial Contracts

	Three months ended		Nine months ended
($ millions except per unit amounts)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Oil risk management gain (loss)	—	75.8	(16.8)	241.9
$/bbl (1)	—	31.20	(2.80)	31.72
Natural gas risk management gain (loss)	3.7	28.6	3.6	66.6
$/Mcf	0.48	2.40	0.12	1.80
Total realized commodity risk management gain (loss)	3.7	104.4	(13.2)	308.5
$/boe	1.15	20.58	(1.06)	19.42

(1)	Includes light and heavy oil.
Pengrowth has an active commodity risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals of the Corporation. See the Forward Contracts - Commodity Risk Management section of this document for information on the Company's forward price swaps and physical delivery contracts.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts at settlement. Realized losses result when the average fixed risk management contracted prices are lower than the benchmark prices, while realized gains are recorded when the average fixed risk management contracted prices are higher than the benchmark prices at settlement. Realized gains and losses directly impact cash flow for the period.
A realized commodity risk management gain of $3.7 million was recorded in the third quarter of 2017, compared to a gain of $104.4 million in the third quarter of 2016 primarily due to the absence of crude oil volumes under risk management and lower contracted natural gas commodity risk management volumes in the third quarter of 2017. A realized commodity risk management loss of $13.2 million was recorded year to date 2017, compared to a gain of

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	15

$308.5 million in the same period last year due to lower contracted crude oil and natural gas commodity risk management volumes in 2017.
Changes in Fair Value of Financial Commodity Risk Management Contracts

	Three months ended		Nine months ended
($ millions)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Fair value of commodity risk management assets (liabilities) at period end	(6.5)	51.1	(6.5)	51.1
Less: Fair value of commodity risk management assets (liabilities) at beginning of period	2.2	136.0	(54.0)	370.5
Change in fair value of commodity risk management contracts for the period	(8.7)	(84.9)	47.5	(319.4)
Changes in fair value of commodity risk management contracts vary period to period and are a function of the volumes under risk management contracts, actual settlements of risk management contracts during the period, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. A decrease in fair value of commodity risk management contracts occurs when the forward price curve moves higher in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. An increase in fair value of commodity risk management contracts occurs when the forward price curve moves lower in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. Changes in fair value of commodity risk management contracts are also affected by the change in volumes under risk management in the period. Changes in fair value of commodity risk management contracts are reported on the Consolidated Statements of Income (Loss) and do not impact cash flow for the period.
Pengrowth recorded a decrease of $8.7 million in the fair value of commodity risk management contracts at September 30, 2017, as the fair value of commodity risk management assets from June 30, 2017 of $2.2 million decreased to a liability of $6.5 million at September 30, 2017. The change was primarily the result of change in forward price curves and the settlement of contracts in the third quarter of 2017.
The fair value of commodity risk management contracts increased $47.5 million at September 30, 2017, relative to December 31, 2016 mainly as a result of change in forward price curves and the $13.2 million realized losses on settlement of contracts in the first nine months of 2017.
Forward Contracts - Commodity Risk Management
Pengrowth primarily uses crude oil and natural gas swaps to manage its exposure to commodity price fluctuations. In addition, financial and physical contracts are sometimes used to manage oil price differentials.
At September 30, 2017, Pengrowth had the following financial contracts outstanding:

Crude Oil Swaps
Financial Swap Contracts
Reference point	Remaining term	Volume (bbl/d)	Price/bbl (U.S.$)
WTI	Oct.1, 2017 - Dec. 31, 2017	11,500	49.37
WTI	2018	5,500	49.65
Natural Gas Swaps
Financial Swap Contracts
Reference point	Remaining term	Volume (MMBtu/d)	Price/MMBtu (Cdn$)
AECO	Oct. 1, 2017 - Oct. 31, 2017	58,291	2.72
AECO	Nov. 1, 2017- Dec. 31, 2017	4,739	3.46
Pengrowth recorded an $8.9 million liability related to forward crude oil swaps and a $2.4 million asset related to forward natural gas swap contracts at September 30, 2017. The impact of realized financial contracts is included in the Realized gain (loss) on commodity risk management as per the Consolidated Statements of Income (Loss).
At September 30, 2017, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements:

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	16

Crude Oil Differentials
Physical Delivery Contracts
Reference point	Remaining term	Volume of diluted bitumen (bbl/d)	Price/bbl (U.S.$)
Western Canada Select	Oct. 1, 2017 - Dec. 31, 2017	12,000	WTI less $15.40
Western Canada Select	Oct. 1, 2017 - Dec. 31, 2017	5,000	WTI less $15.60 - $18.35 (1)
Western Canada Select	2018	12,000	WTI less $16.95
Western Canada Select	2018	5,000	WTI less $16.50 - $19.25 (1)
Western Canada Select	2019	2,500	WTI less $17.95
Western Canada Select	2019	5,000	WTI less $17.70 - $20.45 (1)

(1)	Includes an apportionment protection fee to guarantee flow assurance in the event mainlines are overcapacity.

Natural gas
Physical Delivery Contracts
Reference point	Remaining term	Volume (MMBtu/d)	Price/MMBtu (Cdn$)
AECO	Oct. 1, 2017 - Dec. 31, 2017	11,739	$2.42
Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements related to these contracts. The impact of realized physical delivery contracts is included in Oil and gas sales, as per the Consolidated Statements of Income (Loss), and therefore in realized average sales prices. In the third quarter of 2017 Pengrowth produced an average of 12,086 bbl/d of bitumen and sold an average of 16,632 bbl/d of diluted bitumen at Hardisty, which is lower than prior periods as a result of scheduled turnaround at Lindbergh.
Pengrowth entered into additional financial risk management contracts subsequent to September 30, 2017 as follows:

Financial Crude Oil Contracts:
Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	2018	2,500	$50.68

Collars			Price per bbl (U.S.$)
Reference point	Remaining term	Volume (bbl/d)	Bought Puts	Sold Calls
WTI	2018	2,000	$48.00	$53.48
See the Commodity Price Contracts section in Note 12 to the September 30, 2017 unaudited Consolidated Financial Statements for more information.
Financial Risk Management Contracts Sensitivity to Commodity Prices as at September 30, 2017

($ millions)
Crude oil swaps	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	(3.0)	3.0
Natural gas swaps	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	(0.5)	0.5
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at September 30, 2017, revenue and cash flow would have been $6.5 million lower than if the risk management contracts were not in place based on the estimated

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	17

fair value of the risk management contracts at period end. The $6.5 million liability was composed of $5.4 million of liabilities related to risk management contracts expiring within one year and $1.1 million of liabilities related to risk management contracts expiring beyond a year.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value of commodity risk management contracts on the Consolidated Statements of Income (Loss). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on financial crude oil and natural gas contracts are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time.
OIL AND GAS SALES EXCLUDING REALIZED COMMODITY RISK MANAGEMENT
Oil and Gas Sales Contribution Analysis
The following table shows the contribution of each product category to oil and gas sales:

	Three months ended				Nine months ended
($ millions except percentages)	Sept 30, 2017	% of total	Sept 30, 2016	% of total	Sept 30, 2017	% of total	Sept 30, 2016	% of total
Light oil	26.8	29	54.2	37	137.5	34	157.7	40
Heavy oil (1)	35.1	38	47.7	33	126.8	31	119.2	30
Natural gas liquids	10.7	12	14.2	10	51.4	13	41.6	10
Natural gas (1)	18.0	20	28.2	19	86.3	21	74.3	19
Other income including sulphur	0.9	1	1.3	1	3.2	1	4.2	1
Total oil and gas sales (2)	91.5		145.6		405.2		397.0

(1)	Includes fixed price physical delivery contracts settlements.

(2)	Excludes realized commodity risk management from financial contracts.
Price and Volume Analysis
Quarter ended September 30, 2017 versus Quarter ended September 30, 2016
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil (2)	NGLs	Natural gas (2)	Other (3)	Total
Quarter ended September 30, 2016 (1)	54.2	47.7	14.2	28.2	1.3	145.6
Effect of change in product prices and differentials	0.4	(2.9)	3.7	(0.3)	—	0.9
Effect of change in sales volumes	(27.8)	(9.7)	(7.2)	(9.9)	—	(54.6)
Other	—	—	—	—	(0.4)	(0.4)
Quarter ended September 30, 2017 (1)	26.8	35.1	10.7	18.0	0.9	91.5

(1)	Excludes realized commodity risk management from financial contracts.

(2)	Includes fixed price physical delivery contracts settlements.

(3)	Primarily sulphur sales.
Light oil and heavy oil sales decreased 51 percent and 26 percent, respectively, in the third quarter of 2017 compared to the third quarter of 2016. These decreases were primarily due to lower sales volumes resulting from dispositions and scheduled downtime. The decrease in light oil sales was partly offset by a 4 percent improvement in the Edmonton par light oil benchmark price. NGL and natural gas sales decreased 25 percent and 36 percent, respectively, compared to the third quarter of 2016 also due to the decrease in sales volumes related to divestments. The decrease in NGL sales was partly offset by an improvement in realized prices.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	18

Nine Months ended September 30, 2017 versus Nine Months ended September 30, 2016
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil (2)	NGLs	Natural gas (2)	Other (3)	Total
Nine months ended September 30, 2016 (1)	157.7	119.2	41.6	74.3	4.2	397.0
Effect of change in product prices and differentials	27.5	24.6	20.5	27.0	—	99.6
Effect of change in sales volumes	(47.7)	(17.0)	(10.7)	(15.0)	—	(90.4)
Other	—	—	—	—	(1.0)	(1.0)
Nine months ended September 30, 2017 (1)	137.5	126.8	51.4	86.3	3.2	405.2

(1)	Excludes realized commodity risk management from financial contracts.

(2)	Includes fixed price physical delivery contracts settlements.

(3)	Primarily sulphur sales.
Year to date 2017 light oil sales decreased 13 percent compared to the same period in 2016 resulting from lower sales volumes largely offset by a 21 percent improvement in the Edmonton par light oil benchmark price. Heavy oil sales increased 6 percent resulting from a 35 percent increase in the WCS heavy oil benchmark price partly offset by lower volumes related to downtime and dispositions combined with losses on physical delivery contracts. NGL sales increased 24 percent driven by the impact of higher benchmark prices, partly offset by lower sales volumes. Natural gas sales increased 16 percent due to improved natural gas benchmark prices, partly offset by lower sales volumes.
ROYALTIES

($ millions except per boe amounts and percentages)	Three months ended		Nine months ended
	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Royalties, net of incentives	6.1	10.0	37.8	25.9
$/boe	1.89	1.97	3.03	1.63
Royalties as a percent of oil and gas sales (%) (1)	6.7	6.9	9.3	6.5

(1)	Excludes realized commodity risk management from financial contracts.
Royalties include Crown, freehold, overriding royalties, mineral taxes and Gas Cost Allowance ("GCA").
Third quarter of 2017 royalties as a percent of sales rate was essentially unchanged from the third quarter of 2016. The impact of disposition of properties with higher royalty rates was partly offset by the effect of increased pricing in 2017 as well as the inclusion of the 4.0 percent Lindbergh gross overriding royalty commencing in January 2017. Year to date 2017 royalty rate increased to 9.3 percent from 6.5 percent as the impact of higher pricing in 2017 and inclusion of Lindbergh GORR outweighed the impact of property dispositions.
OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended		Nine months ended
	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Operating expenses	46.9	68.6	170.5	205.4
$/boe	14.54	13.52	13.66	12.93
Third quarter and year to date 2017 operating expenses decreased $21.7 million or 32 percent and $34.9 million or 17 percent, respectively, compared to the same periods in 2016 primarily due to the absence of operating expenses associated with the divested properties. Year to date 2017 decrease in operating expenses was partly offset by higher turnaround costs incurred in 2017 and higher purchased fuel costs at Lindbergh.
On a per boe basis, third quarter and year to date 2017 operating expenses increased $1.02/boe and $0.73/boe, respectively, compared to the same periods last year as decreases in production volumes outpaced the decreases in costs combined with changes in production mix and the impact of higher turnaround costs in 2017.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	19

TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended		Nine months ended
	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Transportation expenses	5.6	8.4	21.7	25.5
$/boe	1.74	1.66	1.74	1.61
Third quarter and year to date 2017 transportation expenses decreased $2.8 million and $3.8 million, respectively, compared to the same periods of 2016 primarily due to the impacts of property divestments. On a per boe basis, the modest increases in 2017 relative to the same periods in 2016 reflect decreases in total production volumes which outpaced the decreases in transportation costs.
Pengrowth incurs transportation expenses for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth also incurs transportation expenses on its oil and NGL production including sales product trucking costs and pipeline costs up to the custody transfer point. As at September 30, 2017, Pengrowth has elected to sell approximately 73 percent of its production at market points beyond the wellhead, incurring transportation costs prior to custody transfer points. The transportation expenses are dependent upon third party rates and the distance the product travels prior to changing ownership or custody.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	20

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. Certain assumptions have been made in allocating operating expenses and royalty credits between products. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

	Three months ended		Nine months ended
Combined Operating Netback after realized commodity risk management ($/boe)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Oil & gas sales (includes other income)	28.36	28.70	32.46	25.00
Royalties	(1.89)	(1.97)	(3.03)	(1.63)
Operating expenses	(14.54)	(13.52)	(13.66)	(12.93)
Transportation expenses	(1.74)	(1.66)	(1.74)	(1.61)
Operating netback before realized commodity risk management	10.19	11.55	14.03	8.83
Realized commodity risk management	1.15	20.58	(1.06)	19.42
Operating netback ($/boe)	11.34	32.13	12.97	28.25
Operating Netback by Product Type
	Three months ended		Nine months ended
Oil and Liquids Netback Excluding Realized Commodity Risk Management ($/bbl) (1)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Sales	37.44	37.61	41.69	32.73
Royalties	(4.70)	(3.81)	(5.86)	(2.95)
Operating expenses	(14.84)	(13.71)	(13.78)	(12.56)
Transportation expenses	(1.94)	(1.86)	(1.87)	(1.75)
Oil and liquids operating netback ($/bbl)	15.96	18.23	20.18	15.47

Natural Gas Netback Excluding Realized Commodity Risk Management ($/Mcf)
Sales	2.33	2.37	2.93	2.01
Royalties (2)	0.38	0.15	0.22	0.08
Operating expenses	(2.34)	(2.20)	(2.24)	(2.25)
Transportation expenses	(0.23)	(0.22)	(0.25)	(0.23)
Natural gas operating netback ($/Mcf)	0.14	0.10	0.66	(0.39)
Natural gas operating netback ($/boe)	0.84	0.60	3.96	(2.34)

(1)	Includes light oil, heavy oil and natural gas liquids. Includes fixed price physical delivery contracts settlements.

(2)	Natural gas royalties are impacted by Gas Cost Allowance which represents certain eligible gas gathering, processing and compression cost deductions in calculating royalties payable to the Crown.
Third quarter and year to date 2017 combined operating netbacks, after realized commodity risk management, decreased 65 percent and 54 percent, respectively, compared to the same periods in 2016 primarily due to the absence of substantial realized commodity risk management gains recorded in 2016. However, the operating netback for nine months ended September 30, 2017, before realized commodity risk management, increased 59 percent compared to the same period in 2016 driven by an increase in commodity prices year over year.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	21

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended		Nine months ended
($ millions except per boe amounts)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Cash G&A expenses (1)	11.2	14.8	44.0	52.6
$/boe	3.47	2.92	3.52	3.31
Non-cash G&A expenses (1)	1.3	2.9	6.2	9.4
$/boe	0.40	0.57	0.50	0.59
Total G&A (1)	12.5	17.7	50.2	62.0
$/boe	3.87	3.49	4.02	3.90

($ millions)
Cash G&A before share based compensation expense (1)	10.7	14.4	44.2	48.0

Share based compensation expense (1):
Cash-settled share based compensation	0.5	0.4	(0.2)	4.6
Share-settled share based compensation	1.3	2.9	6.2	9.4
Total share based compensation expense	1.8	3.3	6.0	14.0
Total G&A (1)	12.5	17.7	50.2	62.0

(1)	Net of recoveries and capitalization, as applicable.
Third quarter 2017 cash G&A expenses decreased $3.6 million or 24 percent compared to the third quarter 2016 primarily due to reductions in staffing as a result of asset dispositions. Year to date 2017 cash G&A expenses decreased $8.6 million or 16 percent compared to the same period in 2016 also driven by reductions in staffing and a decrease in cash-settled share based compensation expense. The decrease in the cash-settled share based compensation expense in the nine months ended September 30, 2017 relative to 2016 was due to the mark-to-market impact of Pengrowth's share price which decreased 34 percent relative to the beginning of the year. See Note 9 to the September 30, 2017 unaudited Consolidated Financial Statements for additional information on Pengrowth's cash-settled Long Term Incentive Plans ("LTIP"). The compensation costs associated with these plans are expensed over the applicable vesting periods and are determined based on the fair value of the share units at the grant date and are subsequently adjusted to reflect the fair value of the share units at each period end. On a per boe basis, third quarter and year to date 2017 cash G&A expenses increased $0.55/boe and $0.21/boe compared to the same periods last year, respectively, as decreases in production volumes outpaced decreases in cash G&A expenses.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s share-settled LTIP. See Note 9 to the September 30, 2017 unaudited Consolidated Financial Statements for additional information on Pengrowth's share-settled LTIP. The compensation costs associated with these plans are expensed over the applicable vesting periods.
Third quarter and year to date 2017 non-cash G&A expenses decreased $1.6 million and $3.2 million or 55 percent and 34 percent, respectively, compared to the same periods last year primarily due to lower share-settled incentive grants and increased forfeiture rate estimates related to staff reductions. Commencing in 2016, certain employees receive cash-settled long term incentive grants in place of share-settled long term incentive grants.
During the nine months ended September 30, 2017, $1.8 million (September 30, 2016 - $2.4 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").
RESTRUCTURING COST
As part of its debt restructuring, Pengrowth completed a number of significant asset dispositions which led to a management decision to complete an operational restructuring in the third quarter of 2017. This resulted in lower staff levels and vacant office space.
Pengrowth recognized a $17.2 million restructuring cost in the third quarter of 2017 including $9.2 million of severance costs from staff reductions and $8.0 million for an onerous office lease obligation related to excess office space.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	22

The economic benefits of the office lease were exceeded by the unavoidable costs of the lease contracts over the remaining term.
DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended		Nine months ended
($ millions except per boe amounts)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Depletion, depreciation and amortization	39.8	87.7	175.7	274.6
$/boe	12.33	17.29	14.07	17.29
Accretion	2.6	3.6	10.1	11.5
$/boe	0.81	0.71	0.81	0.72
Third quarter and year to date 2017 DD&A expense decreased $47.9 million and $98.9 million, respectively, compared to the same periods last year primarily due to a lower depletable base resulting from property divestments and changes in reserves and future development costs relative to 2016. On a per boe basis, third quarter and year to date 2017 DD&A decreased $4.96/boe and $3.22/boe, respectively, compared to the same periods last year as the decreases in DD&A outpaced decreases in volumes.
Third quarter and year to date 2017 ARO accretion expense decreased $1.0 million and $1.4 million, respectively, compared to the same periods last year due to the absence of accretion related to the ARO liability associated with 2017 property dispositions.
IMPAIRMENT

	Three months ended		Nine months ended
($ millions)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
PP&E impairment	127.1	—	504.4	—
Upon completion of the Olds/Garrington and Swan Hills asset dispositions, Pengrowth's remaining CGUs include Lindbergh, Groundbirch, Sable Offshore Energy Project ("SOEP"), WCU, Northern and Southern.
On October 23, 2017, the Company closed the sale of the vast majority of its assets in the Northern and Southern CGUs for nominal consideration. Consistent with Pengrowth's prior accounting for dispositions that are announced subsequent to a quarter end, Pengrowth determined that the net assets in the sale should be impaired down to the nominal value to be received, resulting in a $56.1 million PP&E impairment. This divestment was deemed by Pengrowth to be an impairment indicator for the remaining assets in the Northern, Southern and WCU CGUs as it was determined that the remaining assets now also have a nominal fair value. This resulted in a further PP&E impairment of $71.0 million.
In the first quarter of 2017, Pengrowth recorded a $71.0 million PP&E impairment in advance of the Judy Creek disposition which closed on July 6, 2017. In the second quarter of 2017, Pengrowth recorded a $306.3 million PP&E impairment in advance of the Olds/Garrington disposition which closed on August 11, 2017. In all of the above dispositions Purchase and Sale Agreements were signed subsequent to the respective quarter ends for proceeds less than net book value therefore being an indicator of impairment.
INTEREST AND FINANCING CHARGES

	Three months ended		Nine months ended
($ millions)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Interest and financing charges	15.7	27.1	61.0	81.5
Capitalized interest	(1.0)	(0.8)	(2.7)	(2.3)
Total interest and financing charges	14.7	26.3	58.3	79.2
At September 30, 2017, Pengrowth had $956.0 million in outstanding fixed rate debt. Total fixed rate debt consists primarily of U.S. dollar denominated term notes at a weighted average interest rate of 5.5 percent. At September 30, 2017, Pengrowth had no borrowings on its credit facility.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	23

Third quarter and year to date 2017 interest and financing charges, before capitalized interest, decreased $11.4 million or 42 percent and $20.5 million or 25 percent, respectively, compared to the same periods last year reflecting the impact of the prepayment of U.S.$400 million of term notes, otherwise due on July 26, 2017, and repayment of $126.6 million of convertible debentures at maturity on March 31, 2017.
In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the nine months ended September 30, 2017, $2.7 million (September 30, 2016 - $2.3 million) of interest was capitalized on the Lindbergh project to PP&E using Pengrowth's weighted average cost of debt of 5.5 percent (September 30, 2016 - 5.6 percent).
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax recovery of $57.0 million in the third quarter of 2017 compared to a deferred tax recovery of $14.9 million in the third quarter of 2016. This was primarily due to the third quarter 2017 PP&E impairment charges and temporary differences related to the change in fair value of commodity risk management contracts. Year to date 2017 deferred tax recovery amounted to $166.2 million compared to a recovery of $83.5 million in the same period last year driven by the above mentioned impairment charges and temporary differences.
Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has paid $9.5 million and $2.7 million to the Canada Revenue Agency ("CRA") and the Alberta Tax and Revenue Administration, respectively, to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it will be successful in defending its positions. Therefore, no provision for any potential income tax liability was recorded and the $12.2 million has been recorded as a long term receivable.
FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended		Nine months ended
($ millions)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Currency exchange rate (Cdn$1 = U.S.$) at beginning of period	0.77	0.77	0.74	0.72
Currency exchange rate (Cdn$1 = U.S.$) at period end	0.80	0.76	0.80	0.76
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt (1)	35.1	(22.8)	71.0	81.6
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt (1)	0.3	0.3	(0.2)	5.1
Total unrealized foreign exchange gain (loss) from translation of foreign denominated debt	35.4	(22.5)	70.8	86.7
Unrealized gain (loss) on U.S. foreign exchange risk management contracts (2)	(25.2)	12.9	(50.8)	(53.9)
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	(0.2)	(0.1)	0.4	(4.6)
Total unrealized gain (loss) on foreign exchange risk management contracts	(25.4)	12.8	(50.4)	(58.5)
Net unrealized foreign exchange gain (loss)	10.0	(9.7)	20.4	28.2
Net realized foreign exchange gain (loss) (3)	(2.3)	0.5	(4.0)	(0.3)

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. term notes and with the U.S. dollar fixed price WCS differential.

(3)	Nine months ended September 30, 2017 includes $2.8 million loss from settlement of foreign exchange swap contracts related to the prepayment of term notes.
As 96 percent of Pengrowth’s total debt before working capital is denominated in foreign currencies at September 30, 2017, the majority of Pengrowth’s unrealized foreign exchange gains and losses are attributable to the translation of this debt into Canadian dollars and changes in the fair value of the related foreign exchange swap contracts Pengrowth employs to manage this risk.
The gains or losses on foreign debt principal restatement each period are calculated by comparing the translated Canadian dollar balance of foreign currency denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	24

Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of principal for Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt.
In March 2017, U.S.$300 million of foreign exchange swap contracts settled in tandem with the U.S.$300 million prepayment of the U.S.$400 million term notes due July 26, 2017. This resulted in a Cdn$2.8 million realized foreign exchange loss in the first quarter of 2017.
At September 30, 2017, Pengrowth held a total of U.S.$620 million in foreign exchange swap contracts compared to U.S.$920 million at December 31, 2016 at a weighted average rate of U.S.$0.75 per Cdn$1 as follows:

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
715.5	620.0	87%	0.75
At September 30, 2017, the fair value of these U.S. foreign exchange derivative contracts was a liability of Cdn$53.0 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Subsequent to September 30, 2017, U.S.$365 million of foreign exchange swap contracts settled in tandem with the U.S.$265 million prepayment of the term notes due August 21, 2018 and additional prepayment of approximately U.S.$57.5 million of principal on the remaining outstanding U.S. term notes. Following these settlements, Pengrowth had U.S.$255 million in foreign exchange swap contracts related to the U.S. dollar denominated term principal at a weighted average rate of U.S.$0.75 per Cdn$1.
Foreign Exchange Contracts Associated with the Fixed Price WCS Differential
Pengrowth entered into several foreign exchange risk management contracts related to the U.S. dollar WCS differential physical delivery contracts as follows:

Swapped amount (U.S.$ millions)	Remaining term	Average fixed rate (Cdn$1 = U.S.$)
21.3	Oct. 1, 2017 - Dec. 31, 2017	0.76
At September 30, 2017, the fair value of these U.S. foreign exchange derivative contracts was a liability of Cdn$1.3 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling denominated term debt. At September 30, 2017, Pengrowth held the following contract fixing the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt maturing in October 2019:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	15.0	100%	0.63
At September 30, 2017, the fair value of the U.K. foreign exchange derivative contracts was a net asset of $1.2 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	25

Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following table summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2017 ($ millions)	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	7.2	0.2
Unrealized foreign exchange risk management gain or loss	6.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	1.0	—
Fixed Price WCS Differential Foreign Exchange Rate Sensitivity
A Cdn$0.01 exchange rate change in the U.S. dollar would result in a pre-tax change in the unrealized gain (loss) on foreign exchange risk management contracts outstanding as at September 30, 2017 of approximately $0.2 million.
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE
At September 30, 2017, the ARO liability decreased $211.0 million or 32 percent from December 31, 2016 primarily reflecting the decrease in ARO associated with the Judy Creek and Olds/Garrington divestments.
Pengrowth has estimated the net present value of its total ARO to be $441.3 million as at September 30, 2017 (December 31, 2016 – $652.3 million), based on a total escalated future liability of $1.2 billion (December 31, 2016 – $2.1 billion). The majority of the costs are expected to be incurred between 2040 and 2085. A risk free discount rate of 2.3 percent per annum (December 31, 2016 - 2.3 percent) and an ARO specific inflation rate of 1.5 percent (December 31, 2016 - 1.5 percent) were used to calculate the net present value of the ARO at September 30, 2017.
Pengrowth has been contributing to externally managed trust funds established to fund certain abandonment and reclamation costs associated with SOEP and Swan Hills area. The total balance of the remediation trust funds at September 30, 2017 was $110.1 million (December 31, 2016 - $106.5 million) and is included in Other Assets on the Consolidated Balance Sheets. The fund balance largely represents Pengrowth's share of the estimated costs of the SOEP abandonment and remediation included in the ARO balance above.
ACQUISITIONS AND DISPOSITIONS

	Three months ended		Nine months ended
($ millions)	Sept 30, 2017	Sept 30, 2016	Sept 30, 2017	Sept 30, 2016
Property acquisitions	—	(1.3)	—	(1.3)
Proceeds from property dispositions (1)	449.8	2.2	791.8	49.6
Net cash proceeds from dispositions	449.8	0.9	791.8	48.3

(1)	Proceeds are net of transaction costs, closing adjustments and deferred proceeds in some cases.
Proceeds from property dispositions amounted to $449.8 million in the third quarter of 2017 as Pengrowth successfully closed Olds/Garrington and Judy Creek asset dispositions. In addition, year to date 2017 proceeds from property dispositions included proceeds from the sale of non-producing Montney lands at Bernadet in north eastern British Columbia, the sale of a 4.0 percent GORR interest on the Lindbergh thermal property and certain seismic assets as well as other minor properties.
On July 11, 2017, Pengrowth announced that the agreement dated March 20, 2017 to sell certain of its Swan Hills area assets for $180 million was terminated. Pengrowth is pursuing the release of the approximately $18 million deposit, related to this transaction, which is being held in escrow. The deposit was recorded as a receivable at September 30, 2017 as Pengrowth had met all of the contractual conditions.
On September 6, 2017, Pengrowth entered into a new agreement to sell its Swan Hills area assets for total consideration of $150 million, subject to customary adjustments. This transaction closed on November 3, 2017.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	26

WORKING CAPITAL
Working capital surplus or deficiency is calculated as current assets less current liabilities per the Consolidated Balance Sheets. At September 30, 2017, Pengrowth had a working capital surplus of $42.0 million as current assets exceeded current liabilities.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the December 31, 2016 audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 12 to the September 30, 2017 unaudited Consolidated Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
SUMMARY OF QUARTERLY RESULTS

	2017			2016				2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas sales ($ millions) (1)	91.5	147.2	166.5	169.2	145.6	137.2	114.2	169.1
Net income (loss) ($ millions)	(144.7)	(242.4)	(86.3)	(92.4)	(52.9)	(173.4)	25.0	(468.6)
Net income (loss) per share ($)	(0.26)	(0.44)	(0.16)	(0.17)	(0.10)	(0.32)	0.05	(0.86)
Net income (loss) per share - diluted ($)	(0.26)	(0.44)	(0.16)	(0.17)	(0.10)	(0.32)	0.05	(0.86)
Adjusted net income (loss) ($ millions)	(148.3)	(250.6)	(129.4)	45.3	18.6	(16.5)	0.5	(463.4)
Funds flow from operations ($ millions) (2) (3) (4)	(0.3)	29.3	26.9	111.7	122.7	89.1	106.2	114.2
Dividends declared ($ millions)	—	—	—	—	—	—	—	5.5
Dividends declared per share ($)	—	—	—	—	—	—	—	0.01
Daily production (boe/d)	35,072	49,349	52,957	54,354	55,137	56,735	62,056	67,934
Total production (Mboe)	3,227	4,491	4,766	5,001	5,073	5,163	5,647	6,250
Average sales price ($/boe) (1)	28.08	32.56	34.66	33.62	28.45	26.32	19.94	26.56
Operating netback ($/boe) (5)	11.34	13.38	13.70	30.82	32.13	25.46	27.31	25.07

(1)	Excludes realized commodity risk management from financial contracts.

(2)	First quarter of 2017 funds flow from operations includes a $12.7 million loss related to the early settlement of commodity risk management contracts. .

(3)
Fourth quarter of 2016 funds flow from operations includes $35.6 million of gains related to the early settlement of commodity risk management contracts and excludes $47.0 million related to the settlement of foreign exchange swap contracts as this was considered a financing activity.

(4)	Third quarter of 2016 funds flow from operations includes $41.6 million of gains related to early settlement of commodity risk management contracts.

(5)	Includes realized commodity risk management.
Pengrowth recorded an adjusted net loss of $148.3 million in the third quarter of 2017 primarily due to PP&E impairment charges of $127.1 million (approximately $93 million after-tax) resulting from the non-core legacy Alberta asset dispositions and subsequent impairment of the remaining assets in the WCU, Northern and Southern CGUs, coupled with lower funds flow from operations. Second and first quarter of 2017 adjusted net losses increased from the fourth quarter of 2016 primarily due to lower funds flow from operations and PP&E impairment charges. The adjusted net loss in the fourth quarter of 2015 was primarily driven by non-cash impairment charges recorded at the time.
Third quarter of 2017 funds flow from operations decreased $29.6 million compared to the second quarter of 2017 primarily due to lower sales volumes as a result of dispositions and a decrease in benchmark prices coupled with severance costs related to restructuring. Third quarter 2017 funds flow decreased $112.0 million compared to fourth quarter of 2016 primarily driven by the absence of the realized commodity risk management gains recorded in the fourth quarter of 2016 as a result of lower contracted crude oil and natural gas commodity risk management volumes.
Third quarter of 2017 average sales price decreased compared to the preceding quarters of 2017 as well as the third and fourth quarters of 2016 due to the strengthening of the Canadian dollar which outpaced the improvements in underlying benchmark prices.
Third quarter of 2017 oil and gas sales decreased compared to the first and second quarters of 2017, as a result of property dispositions, partially offset by improvements in benchmark prices. Third quarter of 2017 operating netbacks, after realized commodity risk management, decreased compared to all preceding quarters, as per the table above, primarily due to significantly lower contracted crude oil and natural gas commodity risk management volumes in 2017.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	27

Third quarter of 2017 production was lower than all of the preceding quarters, as per the table above, resulting primarily from property dispositions and natural declines due to capital spending curtailments.
Quarterly net income (loss), as per the table above, has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, accretion of ARO, changes in fair value of commodity risk management contracts, unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred income taxes, as applicable. Funds flow from operations was also impacted by changes in royalty expense, operating and cash G&A costs.
SUBSEQUENT EVENTS
On October 12, 2017, Pengrowth prepaid all of the outstanding U.S.$265 million 6.98 percent term notes and Cdn$15 million 6.61 percent term notes, due August 21, 2018. Pengrowth also prepaid an additional Cdn$78.3 million of principal on its remaining outstanding term notes and formalized the agreements with the lenders under its syndicated bank facility and holders of the remaining term notes providing covenant relief for a period up to and including September 30, 2019. See the Long term debt and bank indebtedness section in Note 5 to the September 30, 2017 unaudited Consolidated Financial Statements for more information. Concurrent with debt prepayment on October 12, 2017, U.S.$365 million of foreign exchange swap contracts were settled. Following these settlements, Pengrowth had U.S.$255 million in foreign exchange swap contracts related to the U.S. dollar denominated term principal at a weighted average rate of U.S.$0.75 per Cdn$1.
On October 23, 2017, Pengrowth closed the sale of the vast majority of its remaining non-core legacy assets in Alberta for nominal cash consideration and the assumption of abandonment and reclamation liabilities by the purchaser. The sale is expected to generate material savings in operating expenses as well as G&A costs. As the agreement was signed subsequent to September 30, 2017, these assets were not classified as assets held for sale at September 30, 2017. However consistent with Pengrowth's prior accounting for dispositions that are announced subsequent to a quarter end, Pengrowth determined that the net assets in the sale should be impaired down to the nominal value to be received, resulting in a $56.1 million PP&E impairment in the third quarter of 2017. See the Property, plant and equipment section in Note 2 to the September 30, 2017 unaudited Consolidated Financial Statements for more information.
On November 3, 2017, Pengrowth closed the sale of the remaining Swan Hills assets in north central Alberta for total consideration of $150 million, subject to customary adjustments and announced the sale of its Quirk Creek sour gas assets, expected to close in the fourth quarter of 2017. See the Property, plant and equipment section in Note 2 to the September 30, 2017 unaudited Consolidated Financial Statements for more information.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 28, 2017 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	28

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
IFRS 15 Revenue from Contracts with Customers
On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. On April 12, 2016, the IASB issued Clarification to IFRS 15, which is effective at the same time as IFRS 15. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.
Pengrowth intends to adopt IFRS 15 in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. Pengrowth is in the process of reviewing its revenue streams and major contracts with customers to determine any impact on Pengrowth's Financial Statements from implementation of IFRS 15. Consistent with IFRS 15 requirements, Pengrowth will expand disclosure including disaggregation of revenue in its notes to the Financial Statements.
IFRS 9 Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. Pengrowth does not anticipate material changes in the carrying value of its financial instruments nor from the credit loss impairment model upon adoption of IFRS 9.
IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. Pengrowth does not currently apply hedge accounting and does not currently intend to apply hedge accounting to its existing risk management contracts.
IFRS 16 Leases
In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. Pengrowth is currently evaluating the impact that the adoption of this standard will have on its financial statements.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act ("SOX") enacted in the United States.
At the end of the interim period ended September 30, 2017, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before September 30, 2017 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Consolidated Financial Statements. During the interim period ended September 30, 2017, no change

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	29

occurred to Pengrowth's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.
It should be noted that while Pengrowth’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PENGROWTH Third Quarter 2017 Management's Discussion and Analysis	30

PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	September 30, 2017	December 31, 2016
ASSETS
Current Assets
Cash and cash equivalents		$339.2	$286.7
Accounts receivable		97.0	110.8
Fair value of risk management contracts	12	—	2.9
Assets held for sale	2	221.6	117.5
		657.8	517.9
Fair value of risk management contracts	12	1.5	1.0
Other assets		122.3	118.7
Property, plant and equipment	2	1,228.8	2,849.0
Exploration and evaluation assets	3	362.0	496.3
Deferred income taxes	7	284.6	118.4
TOTAL ASSETS		$2,657.0	$4,101.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$135.1	$173.8
Fair value of risk management contracts	12	40.8	55.3
Convertible debentures	4	—	126.6
Current portion of long term debt	5	345.4	537.0
Current portion of provisions and other liabilities	6	11.3	22.1
Liabilities associated with assets held for sale	2, 6	83.2	—
		615.8	914.8
Fair value of risk management contracts	12	20.3	5.3
Long term debt	5	610.6	1,023.7
Provisions and other liabilities	6	392.3	672.5
		1,639.0	2,616.3
Shareholders' Equity
Shareholders' capital	8	4,829.7	4,815.1
Contributed surplus		14.7	22.9
Deficit		(3,826.4)	(3,353.0)
		1,018.0	1,485.0
Subsequent events	14
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$2,657.0	$4,101.3
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2017 Financial Results	31

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
REVENUES
Oil and gas sales		$91.5	$145.6	$405.2	$397.0
Royalties, net of incentives		(6.1)	(10.0)	(37.8)	(25.9)
		85.4	135.6	367.4	371.1
Realized gain (loss) on commodity risk management	12	3.7	104.4	(13.2)	308.5
Change in fair value of commodity risk management contracts	12	(8.7)	(84.9)	47.5	(319.4)
		80.4	155.1	401.7	360.2
EXPENSES
Operating		46.9	68.6	170.5	205.4
Transportation		5.6	8.4	21.7	25.5
General and administrative		12.5	17.7	50.2	62.0
Depletion, depreciation and amortization	2	39.8	87.7	175.7	274.6
Impairment	2	127.1	—	504.4	—
		231.9	182.4	922.5	567.5
OPERATING INCOME (LOSS)		(151.5)	(27.3)	(520.8)	(207.3)

Other (income) expense items
(Gain) loss on disposition of properties	2, 3	21.9	2.7	46.9	20.4
Unrealized foreign exchange (gain) loss	13	(10.0)	9.7	(20.4)	(28.2)
Realized foreign exchange (gain) loss	13	2.3	(0.5)	4.0	0.3
Interest and financing charges		14.7	26.3	58.3	79.2
Restructuring costs		17.2	—	17.2	—
Loss on early extinguishment of debt	5	—	—	7.5	—
Accretion	6	2.6	3.6	10.1	11.5
Other (income) expense		1.5	(1.3)	(4.8)	(5.7)
INCOME (LOSS) BEFORE TAXES		(201.7)	(67.8)	(639.6)	(284.8)
Deferred income tax (recovery) expense	7	(57.0)	(14.9)	(166.2)	(83.5)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(144.7)	$(52.9)	$(473.4)	$(201.3)
NET INCOME (LOSS) PER SHARE	11
Basic		$(0.26)	$(0.10)	$(0.86)	$(0.37)
Diluted		$(0.26)	$(0.10)	$(0.86)	$(0.37)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2017 Financial Results	32

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(144.7)	$(52.9)	$(473.4)	$(201.3)
Non-cash items
Depletion, depreciation, amortization and accretion	2, 6	42.4	91.3	185.8	286.1
Impairment	2	127.1	—	504.4	—
Deferred income tax (recovery) expense	7	(57.0)	(14.9)	(166.2)	(83.5)
Unrealized foreign exchange (gain) loss	13	(10.0)	9.7	(20.4)	(28.2)
Change in fair value of commodity risk management contracts	12	8.7	84.9	(47.5)	319.4
Share based compensation	9	1.3	2.9	6.2	9.4
(Gain) loss on disposition of properties	2, 3	21.9	2.7	46.9	20.4
Restructuring costs - onerous office lease contracts		8.0	—	8.0	—
Other items		2.0	(1.0)	1.8	(4.3)
Loss on early extinguishment of debt	5	—	—	7.5	—
Foreign exchange derivative settlements	12	—	—	2.8	—
Funds flow from operations		(0.3)	122.7	55.9	318.0
Interest and financing charges		14.7	26.3	58.3	79.2
Expenditures on remediation	6	(4.6)	(7.2)	(13.1)	(12.4)
Change in non-cash operating working capital	10	2.0	2.1	12.9	(23.2)
Cash flow from operating activities		11.8	143.9	114.0	361.6
FINANCING
Bank indebtedness (repayment)	5	(29.8)	—	—	(3.7)
Long term debt (repayment)	5	(40.0)	—	(542.5)	(104.0)
Convertible debentures repayment	4	—	—	(126.6)	—
Convertible debentures repurchase	4	—	—	—	(10.2)
Foreign exchange derivative settlements	12	—	—	(2.8)	—
Interest and financing charges paid		(15.6)	(37.0)	(78.3)	(91.1)
Cash flow from financing activities		(85.4)	(37.0)	(750.2)	(209.0)
INVESTING
Capital expenditures		(33.6)	(15.3)	(89.7)	(36.0)
Property acquisitions		—	(1.3)	—	(1.3)
Proceeds on property dispositions		449.8	2.2	791.8	49.6
Contributions to remediation trust funds and other items		(0.2)	(5.4)	(6.5)	(21.5)
Change in non-cash investing working capital	10	(3.2)	(1.7)	(6.9)	(3.9)
Cash flow from investing activities		412.8	(21.5)	688.7	(13.1)
CHANGE IN CASH AND CASH EQUIVALENTS		339.2	85.4	52.5	139.5
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		—	54.1	286.7	—
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$339.2	$139.5	$339.2	$139.5
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2017 Financial Results	33

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
SHAREHOLDERS' CAPITAL	8
Balance, beginning of period		$4,829.7	$4,813.4	$4,815.1	$4,797.0
Share based compensation		—	1.7	14.6	18.1
Balance, end of period		4,829.7	4,815.1	4,829.7	4,815.1

CONTRIBUTED SURPLUS
Balance, beginning of period		13.4	17.6	22.9	27.3
Share based compensation	9	1.3	3.1	6.4	9.8
Exercise of share based compensation awards		—	(1.7)	(14.6)	(18.1)
Balance, end of period		14.7	19.0	14.7	19.0

DEFICIT
Balance, beginning of period		(3,681.7)	(3,207.7)	(3,353.0)	(3,059.3)
Net income (loss)		(144.7)	(52.9)	(473.4)	(201.3)
Balance, end of period		(3,826.4)	(3,260.6)	(3,826.4)	(3,260.6)

TOTAL SHAREHOLDERS' EQUITY		$1,018.0	$1,573.5	$1,018.0	$1,573.5
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH Third Quarter 2017 Financial Results	34

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED SEPTEMBER 30, 2017 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three and nine months ended September 30, 2017 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2016 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2016 annual Consolidated Financial Statements.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2016.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on November 9, 2017.

PENGROWTH Third Quarter 2017 Financial Results	35

2.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2015	$6,973.5	$88.9	$7,062.4
Additions to PP&E	89.9	1.9	91.8
Property acquisitions	1.3	—	1.3
Change in asset retirement obligations	(34.4)	—	(34.4)
Divestitures	(191.5)	—	(191.5)
Balance, December 31, 2016	$6,838.8	$90.8	$6,929.6
Additions to PP&E	91.6	0.7	92.3
Change in asset retirement obligations	5.1	—	5.1
Divestitures	(2,065.2)	—	(2,065.2)
Balance, September 30, 2017	$4,870.3	$91.5	$4,961.8

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2015	$3,639.5	$76.1	$3,715.6
Depletion and amortization for the period	345.6	4.3	349.9
Divestitures	(102.4)	—	(102.4)
Balance, December 31, 2016	$3,882.7	$80.4	$3,963.1
Depletion and amortization for the period	173.2	2.5	175.7
Impairment	504.4	—	504.4
Loss on assets held for sale	169.0	—	169.0
Divestitures	(1,300.8)	—	(1,300.8)
Balance, September 30, 2017	$3,428.5	$82.9	$3,511.4

Net book value	Oil and natural gas assets	Other equipment	Total
As at September 30, 2017
Assets held for sale	$221.6	$—	$221.6
Long term	1,220.2	8.6	1,228.8
	$1,441.8	$8.6	$1,450.4
As at December 31, 2016
Assets held for sale	$117.5	$—	$117.5
Long term	2,838.6	10.4	2,849.0
	$2,956.1	$10.4	$2,966.5
During the nine months ended September 30, 2017, $1.8 million (September 30, 2016 – $2.4 million) of directly attributable general and administrative costs were capitalized to PP&E.
At September 30, 2017, $5.8 million (September 30, 2016 - $5.8 million) of net book value relating to the Lindbergh project was excluded from the calculation of depletion as those amounts were considered a project in the construction phase.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the nine months ended September 30, 2017, $2.7 million (September 30, 2016 – $2.3 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.5 percent (September 30, 2016 – 5.6 percent).
In early January 2017, Pengrowth successfully closed the sale of a 4.0 percent gross overriding royalty ("GORR") interest on its Lindbergh thermal property and certain seismic assets for proceeds of $250.0 million, which resulted in a pre-tax gain on disposition of $144.7 million, net of transaction costs.

PENGROWTH Third Quarter 2017 Financial Results	36

In the third quarter of 2017, Pengrowth successfully closed the disposition of its Judy Creek area assets in north central Alberta and its Olds/Garrington area assets in central Alberta for aggregate proceeds of $485.0 million, before customary adjustments.
As a result of dispositions that closed through September 30, 2017, approximately $2.1 billion of cost and $1.3 billion of accumulated depletion were removed from PP&E.
ASSETS HELD FOR SALE
On September 6, 2017, Pengrowth entered into an agreement for the sale of its remaining Swan Hills area assets in north central Alberta for $150 million, subject to customary adjustments.
At September 30, 2017, Pengrowth has presented $221.6 million of its remaining Swan Hills assets to be sold as assets held for sale and classified them as current assets on the Consolidated Balance Sheets. The related asset retirement obligations ("ARO") of $83.2 million were presented as liabilities associated with assets held for sale and classified as current liabilities on the Consolidated Balance Sheets. The assets were recorded at the lesser of fair value less costs to sell and their carrying amount resulting in a pre-tax loss on disposition of properties of $21.2 million in the third quarter of 2017.
In the first quarter of 2017, a pre-tax loss on disposition of properties of $147.8 million was recorded for these Swan Hills area assets when Pengrowth entered into an earlier agreement to sell these assets, which was terminated in July 2017.
IMPAIRMENT
Upon completion of the Olds/Garrington and Swan Hills asset dispositions, Pengrowth's remaining CGUs include Lindbergh, Groundbirch, Sable Offshore Energy Project ("SOEP"), WCU, Northern and Southern.
On October 23, 2017, the Company closed the sale of the vast majority of the assets in the Northern and Southern CGUs for nominal consideration. Consistent with Pengrowth's prior accounting for dispositions that are announced subsequent to a quarter end, Pengrowth determined that the net assets in the sale should be impaired down to the nominal value to be received, resulting in a $56.1 million pre-tax PP&E impairment. This divestment was deemed by Pengrowth to be an impairment indicator for the remaining assets in the Northern, Southern and WCU CGUs as it was determined that the remaining assets now also have a nominal fair value. This resulted in a further pre-tax PP&E impairment of $71.0 million.
In the first quarter of 2017, Pengrowth recorded a $71.0 million pre-tax PP&E impairment in advance of the Judy Creek disposition which closed on July 6, 2017.
In the second quarter of 2017, Pengrowth recorded a $306.3 million pre-tax PP&E impairment in advance of the Olds/Garrington disposition which closed on August 11, 2017.
In all of the above dispositions, Purchase and Sale Agreements were signed subsequent to the respective quarter ends for proceeds less than net book value therefore being an indicator of impairment.

3.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2015	$494.8
Additions	1.5
Balance, December 31, 2016	$496.3
Divestitures	(125.3)
Loss on assets held for sale	(9.0)
Balance, September 30, 2017	$362.0
On April 11, 2017, Pengrowth closed the sale of its non-producing Montney lands at Bernadet in north eastern British Columbia for cash consideration of $92 million, resulting in a pre-tax loss on disposition of $33.4 million.

PENGROWTH Third Quarter 2017 Financial Results	37

On July 11, 2017, Pengrowth announced that the agreement to sell certain of its Swan Hills area assets for $180 million was terminated. Included in this disposition were the assets in the non producing Devil area which were recorded as an E&E asset. None of the purchase price was attributed to the Devil lands resulting in a loss on assets held for sale of $9.0 million in the first quarter of 2017.
On September 6, 2017, Pengrowth announced that it entered into an agreement for the sale of its remaining Swan Hills area assets for $150 million cash consideration, subject to customary adjustments. Included in this disposition are the Devil lands which were part of the terminated sale in July.

4.	CONVERTIBLE DEBENTURES
On March 31, 2017, $126.6 million of convertible debentures matured and were repaid and settled with cash on hand.
The following table summarizes the activity associated with the convertible debentures:

Series B - 6.25 percent
Maturity date	March 31, 2017
Conversion price (per Pengrowth share)	$11.51
Balance, December 31, 2015	$137.0
Repurchase of convertible debentures	(10.2)
Premium accretion	(0.2)
Balance, December 31, 2016	$126.6
Repayment of convertible debentures	(126.6)
Balance, September 30, 2017	$—
Face value, September 30, 2017	$—

5.	LONG TERM DEBT AND BANK INDEBTEDNESS
LONG TERM DEBT

	As at
	September 30, 2017	December 31, 2016
U.S. dollar denominated senior unsecured notes:
400 million at 6.35 percent due July 26, 2017	$—	$537.0
265 million at 6.98 percent due August 21, 2018	330.4	355.6
35 million at 3.49 percent due October 18, 2019	43.6	46.9
115.5 million at 5.98 percent due May 11, 2020	143.9	154.8
105 million at 4.07 percent due October 18, 2022	130.7	140.6
195 million at 4.17 percent due October 18, 2024	242.5	261.1
	$891.1	$1,496.0
U.K. pound sterling denominated unsecured notes:
15 million at 3.45 percent due October 18, 2019	$25.0	$24.8
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 21, 2018	$15.0	$15.0
25 million at 4.74 percent due October 18, 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$—	$—
Total long term debt	$956.0	$1,560.7

Current portion of long term debt	$345.4	$537.0
Non-current portion of long term debt	610.6	1,023.7
	$956.0	$1,560.7

PENGROWTH Third Quarter 2017 Financial Results	38

At September 30, 2017, Pengrowth had in place a $1.0 billion revolving, committed term credit facility supported by a syndicate of eleven domestic and international banks and was scheduled to mature on March 31, 2019.
The facility carried floating interest rates that were expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At September 30, 2017, the available facility had no drawings (December 31, 2016 – $nil) and letters of credit in the amount of $45.6 million (December 31, 2016 – $44.9 million) were outstanding.
During the first half of 2017, Pengrowth prepaid its U.S.$400.0 million 6.35 percent senior unsecured notes, otherwise scheduled to mature on July 26, 2017. Pursuant to the relevant Note Purchase Agreements, interest payable to the repayment dates and make whole payments of Cdn$7.5 million were paid in addition to the principal for a total amount of Cdn$542.5 million.
BANK INDEBTEDNESS
Pengrowth also maintained a $50.0 million demand operating facility with one Canadian bank. At September 30, 2017, the facility had no drawings (December 31, 2016 – $nil) and was reduced by $21.7 million of outstanding letters of credit (December 31, 2016 – $6.4 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
DEBT RESTRUCTURING AND FINANCIAL COVENANTS
Subsequent to the quarter end, on October 12, 2017, Pengrowth announced a formal debt restructuring plan with lenders in its syndicated credit facility and the holders of its remaining term notes (collectively referred to as the "Lenders"). Highlights are:

•
The immediate prepayment of all of the term notes due August 21, 2018 (U.S.$265 million and Cdn$15 million) and an additional prepayment of Cdn$78.3 million of principal on the remaining outstanding term notes.

•	Amendments to the existing financial covenants effective for the quarter ending September 30, 2017 through to and including the quarter ending September 30, 2019. During the waiver period:

◦	The Senior and Total Debt to Adjusted EBITDA ratio covenants and the Debt to Book Capitalization ratio covenant do not apply.

◦	The trailing 12 month Adjusted EBITDA to Adjusted Interest Expense minimum ratio covenant is revised as follows:

Year	Q1	Q2	Q3	Q4
2017	n/a	n/a	4.0 times	0.77 times
2018	0.75 times	0.68 times	1.03 times	1.01 times
2019	1.13 times	1.19 times	1.23 times	4.0 times

•	The Lenders were granted security over Pengrowth’s assets, similar to other oil and gas borrowing base loans.

•
The remaining outstanding term notes maturing in 2019 through 2024 are subject to a 2.0 percentage point increase in interest rates (which increases to 3.0 percentage points on January 1, 2020). A one-time amendment fee of 0.5 percent on outstanding term notes was also paid to the holders of term notes due after 2018.

•
The aggregate credit limit under the credit facility was reduced to $400 million with a further reduction to $330 million following the closing of the Swan Hills asset sale. The $50 million demand credit facility was eliminated.

•
Costs totaling $44.4 million were incurred up to the time of release of the third quarter 2017 financial results in connection with the debt restructuring, including the amendment fee, make whole payments on the principal prepayments, and professional fees. These costs together with the remaining unamortized issue costs of $1.5 million will be expensed in the fourth quarter of 2017.

Financial Covenants
Upon completion of the debt restructuring, the only applicable covenant during the 2 year waiver period is the trailing 12 month Adjusted EBITDA to Adjusted Interest Expense ratio (the "Interest Coverage" ratio). The Interest Coverage ratio changes each quarter until fourth quarter of 2019 after which it remains at 4.0 times, as noted above. Also after

PENGROWTH Third Quarter 2017 Financial Results	39

the waiver period, the Senior and Total Debt to Adjusted EBITDA ratio covenants of 3.5 times and 4.0 times, respectively, and the Debt to Book Capitalization ratio covenant of 55 percent will be applicable again.
The calculation of the Interest Coverage ratio is based on specific definitions within the agreements and contains adjustments, pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. Trailing 12 month EBITDA can be adjusted for certain one-time cash items, estimated EBITDA from divested or acquired properties and non-cash items. Trailing 12 month interest expense can be adjusted for the interest expense related to debt repaid with asset divestment proceeds.
Pengrowth's Interest Coverage ratio was 5.2 times at September 30, 2017, which was above the third quarter of 2017 covenant of 4.0 times.
All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.

6.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases, restructuring onerous office lease and other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Restructuring provision - onerous office lease contracts	Other liabilities	Total
Balance, December 31, 2015	$703.4	$4.3	$—	$0.3	$708.0
Incurred during the period	—	35.0	—	2.9	37.9
Property dispositions	(11.8)	—	—	—	(11.8)
Expenditures on remediation/provisions settled	(20.0)	(1.4)	—	(0.1)	(21.5)
Other revisions	(34.4)	—	—	1.3	(33.1)
Accretion (amortization)	15.1	—	—	—	15.1
Balance, December 31, 2016	$652.3	$37.9	$—	$4.4	$694.6
Incurred during the period	5.1	—	8.0	(1.0)	12.1
Property dispositions	(213.1)	(2.0)	—	—	(215.1)
Expenditures on remediation/provisions settled	(13.1)	(1.3)	—	(0.5)	(14.9)
Accretion (amortization)	10.1	—	—	—	10.1
Balance, September 30, 2017	$441.3	$34.6	$8.0	$2.9	$486.8

As at September 30, 2017	Asset retirement obligations	Finance leases	Restructuring provision - onerous office lease contracts	Other liabilities	Total
Current including assets held for sale	$92.2	$1.1	$1.1	$0.1	$94.5
Long term	349.1	33.5	6.9	2.8	392.3
	$441.3	$34.6	$8.0	$2.9	$486.8

As at December 31, 2016
Current	$20.0	$1.5	$—	$0.6	$22.1
Long term	632.3	36.4	—	3.8	672.5
	$652.3	$37.9	$—	$4.4	$694.6

PENGROWTH Third Quarter 2017 Financial Results	40

Reductions to ARO from dispositions that closed through September 30, 2017 totaled $213.1 million, with an additional $83.2 million to be removed with the closing of the Swan Hills disposition and $105.2 million to be removed with the closing of the non-core legacy assets in Alberta in the fourth quarter of 2017.
The following assumptions were used to estimate the ARO liability:

	As at
	September 30, 2017	December 31, 2016
Total escalated future costs	$1,179.3	$2,120.4
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the ARO costs are expected to be incurred between 2040 and 2085.
RESTRUCTURING PROVISION - ONEROUS OFFICE LEASE CONTRACTS
During the nine months ended September 30, 2017, Pengrowth has entered into and closed significant asset dispositions which led to a management decision to complete an operational restructuring in the third quarter of 2017. Reduction of staff levels and excess office space resulted in Pengrowth recognizing a $17.2 million restructuring cost in the third quarter of 2017.
As part of the $17.2 million restructuring costs, Pengrowth recorded an $8.0 million provision related to a portion of its office lease obligation that is considered an onerous contract as the economic benefits from a sublease were exceeded by the unavoidable costs of the lease contract over the remaining term.
Also included in the $17.2 million restructuring costs were $9.2 million of severance costs which were classified as a current payable in the Consolidated Balance Sheets due to the short term nature of expected payment dates.

7.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Nine months ended
	September 30, 2017	September 30, 2016
Income (loss) before taxes	$(639.6)	$(284.8)
Combined federal and provincial tax rate	27.09%	27.08%
Expected income tax expense (recovery)	$(173.3)	$(77.1)
Change in unrecognized deferred tax asset	7.6	(5.0)
Foreign exchange (gain) loss (1)	(2.4)	(3.8)
Effect of change in corporate tax rate	(0.1)	(0.6)
Other including share based compensation	2.0	3.0
Deferred income tax expense (recovery)	$(166.2)	$(83.5)
(1) Reflects the 50 percent non-taxable portion of foreign exchange gains and losses and related risk management contracts.

PENGROWTH Third Quarter 2017 Financial Results	41

8.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Nine months ended		Year ended
	September 30, 2017		December 31, 2016
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	547,709	$4,815.1	543,033	$4,797.0
Share based compensation (non-cash exercised)	4,537	14.6	4,676	18.1
Balance, end of period	552,246	$4,829.7	547,709	$4,815.1

9.	LONG TERM INCENTIVE PLANS ("LTIP")
SHARE-SETTLED LTIP
The following table provides a continuity of the share-settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2015	4,640	5,341	302
Granted	3,049	6,553	—
Forfeited	(460)	(737)	—
Exercised	(1,695)	(2,721)	(104)
Performance adjustment	704	—	—
Outstanding, December 31, 2016	6,238	8,436	198
Granted	2,124	4,537	—
Forfeited	(374)	(1,704)	—
Exercised	(1,104)	(3,436)	—
Performance adjustment	54	—	—
Outstanding, September 30, 2017	6,938	7,833	198
Pengrowth's Board may determine, in its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders. As at September 30, 2017, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 2.7 percent of the issued and outstanding common shares, which is within the limit.
PREVIOUS LTIP
As at September 30, 2017, 163,867 common shares (December 31, 2016 - 163,867 common shares) were reserved for issuance under the Deferred Entitlement Share Unit ("DESU") Plan. The DESUs are entitled to deemed dividends, if applicable.
CASH-SETTLED LTIP
Cash-Settled Restricted Share Units ("Cash-Settled RSUs")
Commencing in 2016, certain employees receive cash-settled RSUs in place of previously received share-settled long term incentives. Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest in three even tranches in the three years following grant. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. During the nine months ended September 30, 2017, compensation expense of $0.1

PENGROWTH Third Quarter 2017 Financial Results	42

million (September 30, 2016 - $2.6 million expense) was recognized in the Consolidated Statements of Income (Loss) with a corresponding increase or decrease in liabilities. As at September 30, 2017, $1.9 million (December 31, 2016 - $3.6 million) of total liability was recorded in the Consolidated Balance Sheets. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.
Cash-Settled Phantom Deferred Share Units ("Phantom DSUs")
Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason, subject to the right to defer payment until up to December 31 of the year following their departure from the Board.
As at September 30, 2017, Phantom DSUs awarded to Directors had a corresponding liability of $1.8 million (December 31, 2016 - $2.6 million) of which $0.1 million was included in current provisions due to the retirement of certain Directors in the second quarter of 2016. For the nine months ended September 30, 2017, Pengrowth recorded a $0.2 million compensation reduction (September 30, 2016 - $2.5 million expense) related to Phantom DSUs.
The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2015	—	397
Granted	4,559	1,024
Forfeited	(330)	—
Exercised	—	(75)
Outstanding, December 31, 2016	4,229	1,346
Granted	3,163	484
Forfeited	(2,352)	—
Exercised	(1,341)	(391)
Outstanding, September 30, 2017	3,699	1,439
TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Nine months ended
	September 30, 2017	September 30, 2016
Non-cash share based compensation	$6.4	$9.8
Amounts capitalized in the period	(0.2)	(0.4)
Non-cash share based compensation expense	$6.2	$9.4
Cash-settled RSUs (reduction) expense	$0.1	$2.6
Cash-settled Phantom DSUs (reduction) expense	$(0.2)	$2.5
Total share based compensation expense	$6.1	$14.5

10.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Three months ended		Nine months ended
	September 30		September 30
Cash provided by (used for):	2017	2016	2017	2016
Accounts receivable	$5.5	$10.8	$29.2	$36.7
Accounts payable	(5.1)	(8.7)	(16.3)	(57.2)
Prepaid tax assessment	1.6	—	—	(2.7)
	$2.0	$2.1	$12.9	$(23.2)

PENGROWTH Third Quarter 2017 Financial Results	43

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended		Nine months ended
	September 30		September 30
Cash used for:	2017	2016	2017	2016
Accounts payable, including capital accruals	$(3.2)	$(1.7)	$(6.9)	$(3.9)

11.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended		Nine months ended
	September 30		September 30
(000's)	2017	2016	2017	2016
Weighted average number of shares - basic and diluted	552,246	547,570	550,839	546,182
For the three and nine months ended September 30, 2017, 7.7 million shares and 7.4 million shares, respectively, (9.0 million and 7.5 million shares for the three and nine months ended September 30, 2016) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Commodity Price Contracts
As at September 30, 2017, Pengrowth had the following financial contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	Oct. 1, 2017 - Dec. 31, 2017	11,500	$49.37
WTI	2018	5,500	$49.65
Financial Natural Gas Contracts:
Swaps
Reference point	Remaining term	Volume (MMBtu/d)	Price per MMBtu (Cdn$)
AECO	Oct. 1, 2017 - Oct. 31, 2017	58,291	$2.72
AECO	Nov. 1, 2017 - Dec. 31, 2017	4,739	$3.46
During the first quarter of 2017, Pengrowth early settled its 2017 crude oil swap contracts in place at the time for an aggregate loss of $12.7 million.
Financial Risk Management Contracts Sensitivity to Commodity Prices as at September 30, 2017

Crude oil swaps	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($3.0)	$3.0
Natural gas swaps	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($0.5)	$0.5
As at close September 30, 2017, the AECO monthly gas price was $1.54/MMBtu (September 30, 2016 – $2.34/MMBtu). The WTI prompt monthly price was Cdn$64.44/bbl (September 30, 2016 – Cdn$63.28/bbl).

PENGROWTH Third Quarter 2017 Financial Results	44

Physical Delivery Contracts
As at September 30, 2017, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Diluted bitumen:
Reference point	Volume (bbl/d)	Remaining term	Price per bbl (U.S.$)
Western Canada Select	12,000	Oct. 1, 2017 - Dec. 31, 2017	WTI less $15.40
Western Canada Select	5,000	Oct. 1, 2017 - Dec. 31, 2017	WTI less $15.60 - $18.35 (1)
Western Canada Select	12,000	2018	WTI less $16.95
Western Canada Select	5,000	2018	WTI less $16.50 - $19.25 (1)
Western Canada Select	2,500	2019	WTI less $17.95
Western Canada Select	5,000	2019	WTI less $17.70 - $20.45 (1)

(1)	Includes apportionment protection fee to guarantee flow assurance in the event mainlines are overcapacity.

Natural gas:
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu (Cdn$)
AECO	11,739	Oct. 1, 2017 - Dec. 31, 2017	$2.42
Pengrowth entered into additional financial risk management contracts subsequent to September 30, 2017 as follows:

Financial Crude Oil Contracts:
Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	2018	2,500	$50.68

Collars			Price per bbl (U.S.$)
Reference point	Remaining term	Volume (bbl/d)	Bought Puts	Sold Calls
WTI	2018	2,000	$48.00	$53.48
Foreign Exchange Contracts Associated with the Fixed Price WCS Differential
Pengrowth entered into several foreign exchange risk management contracts related to the U.S. dollar WCS differential physical delivery contracts as follows:

Swapped amount (U.S.$ millions)	Remaining term	Average fixed rate (Cdn$1 = U.S.$)
21.3	Oct. 1, 2017 - Dec. 31, 2017	0.76
Fixed Price WCS Differential Foreign Exchange Rate Sensitivity
A Cdn$0.01 exchange rate change in the U.S. dollar would result in a pre-tax change in the unrealized gain (loss) on foreign exchange risk management contracts related to the fixed price WCS differential, outstanding as at September 30, 2017, of approximately $0.2 million.

PENGROWTH Third Quarter 2017 Financial Results	45

Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term debt. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	15.0	100%	0.63
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
715.5	620.0	87%	0.75
In March 2017, U.S.$300 million of foreign exchange swap contracts settled in tandem with the U.S.$300 million prepayment of a portion of the U.S.$400 million senior unsecured notes due July 26, 2017. This resulted in a Cdn$2.8 million realized foreign exchange loss in the first quarter of 2017.
Subsequent to September 30, 2017, U.S.$365 million of foreign exchange swap contracts settled in tandem with the U.S.$265 million prepayment of the term notes due August 21, 2018 and additional prepayment of approximately U.S.$57.5 million of principal on the remaining outstanding U.S. term notes. Following these settlements, Pengrowth had U.S.$255 million in foreign exchange swap contracts related to the U.S. dollar denominated term principal at a weighted average rate of U.S.$0.75 per Cdn$1.
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following table summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2017	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$7.2	$0.2
Unrealized foreign exchange risk management gain or loss	6.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	$1.0	$—
Interest Rate Sensitivity - Bank Interest Cost
As at September 30, 2017, Pengrowth had $956.0 million of long term debt (December 31, 2016 - $1.6 billion), current and non-current, and $nil of convertible debentures outstanding (December 31, 2016 - $0.1 billion) of which $nil was based on floating interest rates (December 31, 2016 - $nil). Therefore, Pengrowth had no interest rate risk as at September 30, 2017 (December 31, 2016 - $nil).

PENGROWTH Third Quarter 2017 Financial Results	46

Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the nine month period ended September 30, 2017	Commodity contracts (1)	Power contracts	Foreign exchange contracts (2)	Total
Non-current portion of risk management assets	$—	$—	$1.5	$1.5
Current portion of risk management liabilities	(5.4)	—	(35.4)	(40.8)
Non-current portion of risk management liabilities	(1.1)	—	(19.2)	(20.3)
Risk management assets (liabilities), end of period	$(6.5)	$—	$(53.1)	$(59.6)
Less: Risk management assets (liabilities) at beginning of period	(54.0)	—	(2.7)	(56.7)
Unrealized gain (loss) on risk management contracts for the period	$47.5	$—	$(50.4)	$(2.9)
Realized gain (loss) on risk management contracts for the period	(13.2)	—	(2.8)	(16.0)
Total unrealized and realized gain (loss) on risk management contracts for the period	$34.3	$—	$(53.2)	$(18.9)

As at and for the nine month period ended September 30, 2016	Commodity contracts (1)	Power contracts (3)	Foreign exchange contracts (2)	Total
Current portion of risk management assets	$53.7	$—	$16.5	$70.2
Non-current portion of risk management assets	1.7	—	8.5	10.2
Current portion of risk management liabilities	(0.5)	(0.7)	(0.2)	(1.4)
Non-current portion of risk management liabilities	(3.8)	—	—	(3.8)
Risk management assets (liabilities), end of period	$51.1	$(0.7)	$24.8	$75.2
Less: Risk management assets (liabilities) at beginning of period	370.5	(1.7)	83.3	452.1
Unrealized gain (loss) on risk management contracts for the period	$(319.4)	$1.0	$(58.5)	$(376.9)
Realized gain (loss) on risk management contracts for the period	308.5	(3.6)	—	304.9
Total unrealized and realized gain (loss) on risk management contracts for the period	$(10.9)	$(2.6)	$(58.5)	$(72.0)

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

(3)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

PENGROWTH Third Quarter 2017 Financial Results	47

Fair Value
The fair value of cash and cash equivalents, accounts receivable, prepaid tax assessment, accounts payable and bank indebtedness approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair values of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for other financial assets and liabilities.

			Fair value measurements using:
As at September 30, 2017	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$110.1	$110.1	$110.1	$—	$—
Fair value of risk management contracts	1.5	1.5	—	1.5	—

Financial Liabilities
U.S. dollar denominated senior unsecured notes	891.1	969.6	—	969.6	—
Cdn dollar senior unsecured notes	39.9	43.3	—	43.3	—
U.K. pound sterling denominated unsecured notes	25.0	26.6	—	26.6	—
Fair value of risk management contracts	61.1	61.1	—	61.1	—

			Fair value measurements using:
As at December 31, 2016	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$106.5	$106.5	$106.5	$—	$—
Fair value of risk management contracts	3.9	3.9	—	3.9	—

Financial Liabilities
Convertible debentures	126.6	126.7	126.7	—	—
U.S. dollar denominated senior unsecured notes	1,496.0	1,527.7	—	1,527.7	—
Cdn dollar senior unsecured notes	39.9	41.3	—	41.3	—
U.K. pound sterling denominated unsecured notes	24.8	25.5	—	25.5	—
Fair value of risk management contracts	60.6	60.6	—	60.6	—

PENGROWTH Third Quarter 2017 Financial Results	48

13.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Currency exchange rate (Cdn$1 = U.S.$) at beginning of period	$0.77	$0.77	$0.74	$0.72
Currency exchange rate (Cdn$1 = U.S.$) at period end	$0.80	$0.76	$0.80	$0.76
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (1)	$(35.1)	$22.8	$(71.0)	$(81.6)
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt (1)	(0.3)	(0.3)	0.2	(5.1)
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$(35.4)	$22.5	$(70.8)	$(86.7)
Unrealized (gain) loss on U.S. foreign exchange risk management contracts (2)	$25.2	$(12.9)	$50.8	$53.9
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	0.2	0.1	(0.4)	4.6
Total unrealized (gain) loss on foreign exchange risk management contracts	$25.4	$(12.8)	$50.4	$58.5
Net unrealized foreign exchange (gain) loss	$(10.0)	$9.7	$(20.4)	$(28.2)
Net realized foreign exchange (gain) loss (3)	$2.3	$(0.5)	$4.0	$0.3

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. senior unsecured notes and with the fixed price WCS differential.

(3)	Nine months ended September 30, 2017 includes $2.8 million loss from settlement of foreign exchange swap contracts related to the prepayment of senior unsecured notes.

14.	SUBSEQUENT EVENTS
On October 12, 2017, Pengrowth prepaid all of the outstanding U.S.$265 million 6.98 percent term notes and Cdn$15 million 6.61 percent term notes, due August 21, 2018. Pengrowth also prepaid an additional Cdn$78.3 million of principal on its remaining outstanding term notes and formalized the agreements with the lenders under its syndicated bank facility and holders of the remaining term notes providing covenant relief for a period up to and including September 30, 2019. See the Long term debt and bank indebtedness section in Note 5 to the September 30, 2017 unaudited Consolidated Financial Statements for more information. Concurrent with debt prepayment on October 12, 2017, U.S.$365 million of foreign exchange swap contracts were settled. Following these settlements, Pengrowth had U.S.$255 million in foreign exchange swap contracts related to the U.S. dollar denominated term principal at a weighted average rate of U.S.$0.75 per Cdn$1.
On October 23, 2017, Pengrowth closed the sale of the vast majority of its remaining non-core legacy assets in Alberta for nominal cash consideration and the assumption of abandonment and reclamation liabilities by the purchaser. The sale is expected to generate material savings in operating expenses as well as G&A costs. As the agreement was signed subsequent to September 30, 2017, these assets were not classified as assets held for sale at September 30, 2017. However consistent with Pengrowth's prior accounting for dispositions that are announced subsequent to a quarter end, Pengrowth determined that the net assets in the sale should be impaired down to the nominal value to be received, resulting in a $56.1 million PP&E impairment in the third quarter of 2017. See the Property, plant and equipment section in Note 2 to the September 30, 2017 unaudited Consolidated Financial Statements for more information.
On November 3, 2017, Pengrowth closed the sale of the remaining Swan Hills assets in north central Alberta for total consideration of $150 million, subject to customary adjustments and announced the sale of its Quirk Creek sour gas assets, expected to close in the fourth quarter of 2017. See the Property, plant and equipment section in Note 2 to the September 30, 2017 unaudited Consolidated Financial Statements for more information.

PENGROWTH Third Quarter 2017 Financial Results	49

CORPORATE PROFILE

DIRECTORS OF PENGROWTH ENERGY CORPORATION

Kelvin B. Johnston, Chairman
President
Wylander Crude Corp.

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Wayne K. Foo
Corporate Director

James D. McFarland
President and CEO,
Valeura Energy Inc.

A. Terence Poole
Corporate Director

Jamie C. Sokalsky
Corporate Director

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and CEO

Douglas C. Bowles
Vice President and Controller

Steve J. De Maio
Senior Vice President, Thermal Operations

Dave Granger
Vice President, Human Resources

Andrew D. Grasby
Senior Vice President, General Counsel &
Corporate Secretary

Randy Steele
Senior Vice President, Conventional Operations

Christopher G. Webster
Chief Financial Officer

TRANSFER AGENT

Computershare Trust Company

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
Bcf	billion cubic feet
boe*	barrels of oil equivalent
GJ	gigajoule
Mbbls	thousand barrels
MMbbls	million barrels
Mboe*	thousand barrels of oil equivalent
MMboe*	million barrels of oil equivalent
MMBtu	million British thermal units
Mcf	thousand cubic feet
MMcf	million cubic feet
Tcf	trillion cubic feet
MWh	mega watt hour
WTI	West Texas Intermediate
AECO	Alberta natural gas price point
AESO	Alberta power price point
NGI Chicago	Chicago natural gas price point

*** 6 mcf of gas = 1 barrel of oil equivalent**

PENGROWTH ENERGY CORPORATION

2100, 222 – 3rd Avenue SW
Calgary, AB T2P 0B4
Canada

Tel: 403.233.0224
Toll Free: 1.800.223.4122
Fax: 403.265.6251
Website: www.pengrowth.com

INVESTOR RELATIONS

Toll Free: 1.855.336.8814
Email: investorrelations@pengrowth.com

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